Exhibit 2.1

AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

dated as of April 23, 2009

among

WORKHORSE INTERNATIONAL HOLDING COMPANY

and

NAVISTAR, INC.

(as Guarantor)

and

MONACO COACH CORPORATION

and

THE OTHER SELLERS NAMED HEREIN

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

ARTICLE I DEFINITIONS AND RULES OF CONSTRUCTION
1.1	Definitions
1.2	Rules of Construction

ARTICLE II PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES
2.1	Purchase and Sale of Assets
2.2	Assignment and Assumption of Liabilities
2.3	Excluded Assets
2.4	No Other Liabilities Assumed
2.5	Deemed Consents and Cures
2.6	Cure Payments
2.7	Post-Closing Assignment of Contracts

ARTICLE III BASIC TRANSACTION
3.1	Payment of Purchase Price
3.2	Further Assurances

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLERS
4.1	Validity of Agreement
4.2	Organization, Standing and Power
4.3	No Conflicts or Violations
4.4	Financial Statements and Related Matters
4.5	Title to Assets; Assets Necessary to Do Business
4.6	Employee Benefit Plans
4.7	Labor Matters
4.8	Personnel Matters
4.9	Litigation, Orders
4.10	Subsidiaries and Affiliates; Ownership Interests
4.11	Real Property Assets
4.12	Taxes
4.13	Compliance with Law
4.14	Cure Amounts
4.15	Environment Matters
4.16	Inventory
4.17	Absence of Undisclosed Liabilities
4.18	Affiliated Transactions
4.19	Intellectual Property
4.20	Insurance
4.21	Contracts
4.22	Relationships with Customers and Suppliers

4.23	Product Liability; Product Warranties
4.24	Monaco Dealers
4.25	Accounts Payable and Other Accrued Expenses
4.26	Brokers
4.27	Absence of Certain Developments
4.28	Officers and Directors
4.29	Bankruptcy
4.30	Closing Date
4.31	Credit Support
4.32	Non-Seller Subsidiaries

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER
5.1	Organization
5.2	Authority
5.3	Consents
5.4	Brokers
5.5	Funds

ARTICLE VI COVENANTS OF SELLERS; OTHER AGREEMENTS
6.1	Consents and Approvals
6.2	Access to Information and Facilities
6.3	Conduct of the Business Pending the Closing
6.4	Notification of Certain Matters; Schedules
6.5	Efforts; Further Assurances
6.6	Bankruptcy Actions
6.7	Exclusivity; No Solicitation of Transactions
6.8	Other Bids
6.9	Excluded Assets
6.10	Taxes
6.11	Right of Access
6.12	As-Is Sale; Disclaimers
6.13	Drum Disposal Work
6.14	Custom Chassis Products
6.15	Insurance
6.16	Separation of “Plant 50” Located at Elkhart, Indiana Facility

ARTICLE VII COVENANTS OF PURCHASER
7.1	Assumed Obligations
7.2	Further Assurances

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER
8.1	Warranties True as of both Present Date and Closing Date; Covenants
8.2	Bankruptcy Condition
8.3	Real Estate Matters
8.4	Material Adverse Change
8.5	Litigation
8.6	Approvals

8.7	Permits and Third-Party Consents
8.8	Rejection of Dealer Agreements
8.9	Access Agreement
8.10	Closing Deliveries

ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS
9.1	Warranties True as of Both Present Date and Closing Date
9.2	Bankruptcy Court Approval
9.3	Litigation
9.4	Consideration
9.5	Approvals
9.6	License Agreements
9.7	Closing Deliveries

ARTICLE X CLOSING
10.1	Closing
10.2	Deliveries by Sellers
10.3	Deliveries by Purchaser
10.4	Form of Instruments

ARTICLE XI TERMINATION; TERMINATION PAYMENT
11.1	Termination
11.2	Breakup Fee and Expense Reimbursement
11.3	Effect of Termination or Breach

ARTICLE XII ADDITIONAL POST-CLOSING COVENANTS
12.1	Employees
12.2	Employee Benefit Plans
12.3	Sellers’ Cooperation in Hiring of Employees
12.4	WARN Act
12.5	Joint Post-Closing Covenant of Purchaser and Sellers
12.6	Certain Consents
12.7	Name Changes
12.8	Assignment of Domain Names
12.9	Access to Information
12.10	Tax Matters
12.11	Confidentiality

ARTICLE XIII MISCELLANEOUS
13.1	Expenses
13.2	Amendment
13.3	Notices
13.4	Waivers
13.5	Electronic Delivery; Counterparts
13.6	Headings
13.7	SUBMISSION TO JURISDICTION
13.8	Governing Law

13.9	Binding Nature; Assignment
13.10	No Third Party Beneficiaries
13.11	Construction
13.12	Public Announcements
13.13	Entire Understanding
13.14	Closing Actions
13.15	Conflict between Transaction Documents
13.16	Survival
13.17	Guaranty by Navistar, Inc.

EXHIBITS

Exhibit A	-	Form of Bidding Procedures Order
Exhibit B	-	Form of Sale Order
Exhibit C	-	Form of Roadmaster Trademark License Agreement
Exhibit D	-	Form of Signature Resorts Design License Agreement
Exhibit E	-	Form of Bill of Sale
Exhibit F	-	Form of Assignment and Assumption
Exhibit G	-	Form of Intellectual Property Assignment

SCHEDULES

Baseline Inventory Schedule
Schedule 2.1(a)(iv)	-	Assumed Contracts
Schedule 2.1(a)(v)	-	Acquired Owned Real Property
Schedule 2.1(a)(ix)	-	Asset Register
Schedule 2.2(a)(ii)	-	Assumed Obligations
Schedule 2.3(d)	-	Excluded Assets
Schedule 2.3(k)	-	Excluded Assets
Schedule 4.3	-	No Conflicts or Violations
Schedule 4.4	-	Financial Statements and Related Matters
Schedule 4.5(a)	-	Title to Assets; Assets Necessary to Do Business
Schedule 4.5(b)	-	Title to Assets; Assets Necessary to Do Business
Schedule 4.5(c)	-	Title to Assets: Assets Necessary to Do Business
Schedule 4.6(a)	-	Employee Benefit Plans
Schedule 4.6(c)	-	Employee Benefit Plans
Schedule 4.7	-	Labor Matters
Schedule 4.8	-	Personnel Matters
Schedule 4.9	-	Litigation; Orders
Schedule 4.10	-	Ownership; No Subsidiaries
Schedule 4.11(a)	-	Real Property Assets
Schedule 4.12	-	Taxes
Schedule 4.13	-	Compliance with Laws
Schedule 4.14	-	Cure Amounts
Schedule 4.15(a)	-	Environmental Matters
Schedule 4.15(b)	-	Environmental Matters
Schedule 4.15(c)	-	Environmental Matters

Schedule 4.15(d)		Environmental Matters
Schedule 4.15(f)		Environmental Matters
Schedule 4.16	-	Inventory
Schedule 4.18	-	Affiliated Transactions
Schedule 4.19	-	Intellectual Property
Schedule 4.19(g)	-	Intellectual Property
Schedule 4.20	-	Insurance
Schedule 4.21(a)	-	Contracts
Schedule 4.23	-	Product Liability; Product Warranties
Schedule 4.24(a)	-	Monaco Dealers
Schedule 4.24(b)	-	Monaco Dealers
Schedule 4.24(c)	-	Monaco Dealers
Schedule 4.24(d)	-	Monaco Dealers
Schedule 4.24(e)	-	Monaco Dealers
Schedule 4.25	-	Accounts Payable and Accrued Expenses
Schedule 4.26	-	Brokers
Schedule 4.27	-	Absence of Certain Developments
Schedule 4.28	-	Officers and Directors
Schedule 4.31	-	Credit Support
Schedule 6.3	-	Conduct of the Business Pending the Closing
Schedule 8.7	-	Required Third-Party Consents
Schedule 8.8	-	Rejection of Dealer Agreements
Distribution of Proceeds Schedule

v

AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT is made and entered into as of this 23rd day of April, 2009, by and between (i) Workhorse International Holding Company, a Delaware corporation ("Purchaser") and, solely for purposes of Section 13.17, Navistar, Inc., a Delaware corporation ("Guarantor"), and (ii) Monaco Coach Corporation, a Delaware corporation ("ParentCo"), and each of its subsidiaries listed on the signature pages of this Agreement (together with ParentCo, each a "Seller" and collectively, "Sellers").

WHEREAS, Sellers and Purchaser wish to amend and restate the Asset Purchase Agreement entered into among them on April 22, 2009 (the "Original Agreement"), in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions.  Unless otherwise defined herein, terms used herein shall have the meanings set forth below:

"Acquired Assets" shall have the meaning set forth in Section 2.1(a) hereof.

"Acquired Owned Real Property" means the Owned Real Property identified in Schedule 2.1(a)(v) attached hereto, other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(d).

"Acquisition Proposal" means a proposal (other than by Purchaser or its Affiliates) relating to (i) any merger, consolidation, business combination, sale or other disposition of 20% or more of the Acquired Assets pursuant to one or more transactions, (ii) the sale of 20% or more of the outstanding shares of capital stock or equity interests of any Seller (including, without limitation, by way of a tender offer, foreclosure or plan of reorganization (including a plan of reorganization proposed or advanced by Sellers), merger or liquidation), (iii) the sale or other disposition of any Critical Asset, or (iv) a similar transaction or business combination involving one or more Third Parties and any Seller.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

"Affiliated Group" means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which any Seller is or has been a member.

"Agreement" means this Asset Purchase Agreement, including all of the Exhibits and the Schedules hereto, as the same may be amended from time to time in accordance with its terms.

"Allocation" shall have the meaning set forth in Section 12.10 hereof.

"Applicable Rate" means the prime rate of interest reported from time to time in The Wall Street Journal.

"Asset Register" shall have the meaning set forth in Section 2.1(a)(ix) hereof.

"Assignment and Assumption" shall have the meaning set forth in Section 10.2(c) hereof.

"Assignment Motion" shall have the meaning set forth in Section 6.6(c) hereof.

"Assumed Contracts" means all Contracts identified in Schedule 2.1(a)(iv) attached hereto under the heading "Assumed Contracts," other than those excluded by Purchaser from the Acquired Assets pursuant to Section  2.3(d) hereof.

"Assumed Equipment Leases" means all equipment leases identified in Schedule 2.1(a)(iv) attached hereto under the heading "Assumed Equipment Leases," other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(d) hereof.

"Assumed Executory Contracts" means the Assumed Contracts and the Assumed Equipment Leases.

"Assumed Obligations" shall have the meaning set forth in Section 2.2(a) hereof.

"Auction" shall mean the auction conducted by Sellers pursuant to the Bidding Procedures Order and Section 8.2(c) hereof for substantially all of the Acquired Assets.

"Bankruptcy Code" means title 11 of the United States Code.

"Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware.

"Baseline Chassis Inventory" means an amount equal to $18,619,000 as set forth on the attached Baseline Inventory Schedule.

"Baseline Inventory" means, collectively, the Baseline Chassis Inventory, the Baseline RV Inventory, the Baseline Raw Material Inventory and the Baseline WIP Inventory.

"Baseline Raw Material Inventory" means an amount equal to $38,907,000, as set forth on the attached Baseline Inventory Schedule.

"Baseline RV Inventory" means an amount equal to $21,199,000, as set forth on the attached Baseline Inventory Schedule.

"Baseline WIP Inventory" means an amount equal to $12,119,000, as set forth on the attached Baseline Inventory Schedule.

"Benefit Plan" means any "employee benefit plan" (including, without limitations, "plans" as defined in ERISA §3(3)), profit sharing, deferred compensation, bonus, stock option, stock purchase, vacation pay, holiday pay, pension, retirement plans, medical and any other form of compensation or benefit plan, program or arrangement of any kind regardless of whether any such plan is written or oral or provided under an employment, collective bargaining or other similar arrangement.

"Bid" or "Bids" shall have the meaning set forth in Section 6.8 hereof.

"Bidders" shall have the meaning set forth in Section 6.8 hereof.

"Bidding Procedures Order" means the order of the Bankruptcy Court, in the form of Exhibit A attached hereto, and (i) setting a deadline for the filing of objections to the entry of the Sale Order, (ii) providing that the Auction shall be held on or one (1) business day prior to the Sale Hearing, (iii) scheduling the Sale Hearing, (iv) providing for competitive bidding procedures pursuant to which Acquisition Proposals may be solicited, made and accepted and containing the terms specified in Sections 8.2(c) and 11.2 hereof and (v) approving and implementing the provisions of Sections 6.6, 6.8, 8.2(c) and 11.2 hereof.

"Bison Trailer Business" means the activities carried on by Sellers and their Affiliates relating to the design, manufacture, marketing, distribution and sale of equine trailers with living quarters under the "Stratus" and "Alumasport" brand names.

"Books and Records" means all records and lists of Sellers including (i) all merchandise, analysis reports, marketing reports and creative material pertaining to the Acquired Assets or the Business, (ii) all records relating to customers, suppliers or, to the extent permitted by applicable law, personnel of the Business (including customer lists, mailing lists, e-mail address lists, recipient lists, sales records, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with suppliers), (iii) all records relating to all product, business and marketing plans of the Business, and (iv) all books, ledgers, files, reports, plans, drawings and operating records of every kind related to the Acquired Assets or used in or related to the Business; provided, however, "Books and Records" shall not include the originals of any Seller's minute books, stock books and Tax Returns or any of Sellers' books and records relating exclusively to the Excluded Assets.

"Breakup Fee" shall have the meaning set forth in Section 8.2(c)(i) hereof.

"Budgets" means, prior to the date hereof, the budgets attached to or approved by Orders of the Bankruptcy Court, and after the date hereof, the budgets attached to or approved by Orders of the Bankruptcy Court which have been previously approved or consented by Purchaser (which approval or consent shall not be unreasonably withheld or delayed), in each case with respect to use of cash collateral or financing in connection with the Chapter 11 Cases.

"Business" means the activities carried on by Sellers and any of their Affiliates relating to the design, manufacture, marketing, distribution and sale of gasoline and diesel-powered motorhomes, towable recreational vehicles, and chassis, including the Bison Trailer Business, but excluding the Roadmaster Cargo Trailer Business and the Motorhome Resorts Business.

"Cash" shall have the meaning set forth in Section 2.3(e) hereof.

"Cash Portion" shall have the meaning as set forth in Section 3.1(a) hereof.

"CCP Lease Agreement" shall mean the Industrial Building Lease, dated as of February 23, 2007, by and among Monaco Coach Corporation, Custom Chassis Products and International Truck and Engine Corporation regarding the Facility located at 2700 S. Nappanee Street, Elkhart, IN 46516.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) and any Regulations promulgated thereunder.

"Chapter 11 Cases" means the cases commenced by Sellers under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court and jointly administered under Case No. 09-10750-KJC.

"Chapter 11 Licenses" means all licenses, permits or other governmental authorizations of any Seller, but only to the extent transferable under applicable law without approval of any Governmental Authority except the Bankruptcy Court.

"Chassis Inventory" means Inventory consisting of purchased chassis other than chassis from the Custom Chassis Products.

"Claim" shall have the meaning set forth in Section 101(5) of the Bankruptcy Code.

"Closing Statement" shall have the meaning set forth in Section 3.1(c) hereof.

"Closing Date" shall have the meaning set forth in Section 10.1 hereof.

"Closing Inventory" shall have the meaning set forth in Section 3.1(a) hereof.

"Closing" shall have the meaning set forth in Section 10.1 hereof.

"COBRA" shall have the meaning set forth in Section 4.6(d) hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company Intellectual Property" shall have the meaning set forth in Section 4.19(b) hereof.

"Confidential Information" means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the business, products, services and/or research and/or development of the Business and/or its respective suppliers, distributors, customers, independent contractors and/or other business relations.  Confidential Information includes, but is not limited to, the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, suppliers, distributors, customers, dealers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable).

"Contract" means any agreement, contract, commitment or other binding arrangement or understanding, whether written or oral, including, but not limited to, Chapter 11 Licenses, licenses or agreements related to Intellectual Property, leases, arrangements, undertakings and purchase and sales orders, to which any Seller is a party.

"Critical Asset" means any Acquired Owned Real Property, any Intellectual Property included in the Acquired Assets or any machinery or equipment that, if not part of the Acquired Assets, would have a material adverse effect on the ability of Purchaser to operate the Acquired Assets or the Business following the Closing.

"Cure Payments" means any cure payments or obligations (pursuant to Section 365 of the Bankruptcy Code or otherwise) due by Sellers with respect to any Assumed Executory Contract, including reinstatement costs to resume performance under the software licenses that constitute an Assumed Executory Contract pursuant to this Agreement.

"Custom Chassis Products" means Custom Chassis Products LLC, a joint venture owned 51% by Purchaser and 49% by ParentCo.

"Disclosure Schedule" shall have the meaning set forth in the preamble to Article IV hereof.

"Dollars" or "$" means dollars of the United States of America.

"Employee Benefit Plan" shall have the meaning set forth in Section 4.6 hereof.

"Environmental Laws" means all federal, state, provincial, local and foreign statutes, Regulations, ordinances, directives and other provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law, in each case concerning worker health and safety, exposure of any individual to Hazardous Substances, pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances (including without limitation CERCLA and analogous state laws), each as amended or in effect as of or prior to Closing.

"Environmental Permits" shall have the meaning set forth in Section 4.15 hereof.

"ERISA Affiliate" means each entity which is treated as a single employer with any Seller or its Subsidiaries for purposes of Code §414.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all Regulations issued thereunder.

"Evidences of Ownership" means stock certificates, partnership ownership certificates, and any other certificate, instrument, book entry or notation or other indicia of ownership interests in any Person.

"Excluded Assets" shall have the meaning set forth in Section 2.3 hereof.

"Excluded Contracts" shall have the meaning set forth in Section 2.3(c) hereof.

"Excluded Environmental Liabilities" means any Liability or investigatory, corrective or remedial obligation, whenever arising or occurring, arising under Environmental Laws with respect to Sellers or any of their predecessors or Affiliates, the Business, the Acquired Assets or the Facilities (including without limitation any arising from the on-site or off-site Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of Hazardous Substances) whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any disclosure schedule attached hereto.

"Excluded Leases" shall have the meaning set forth in Section 2.3(c) hereof.

"Executive Officer" of a Person means its chairman, chief executive officer, chief financial officer, principal accounting officer, chief administrative officer, president, any vice president, corporate controller, secretary, treasurer or general counsel; provided, however, that with respect to ParentCo, the definition of "Executive Officer" shall not include the following Vice Presidents: (i) Vice President of Product Development, (ii) Vice President of Human Resources, (iii) Vice President of Service Operations, and (iv) Vice President of Customer Support Services.

"Exhibits" means the exhibits hereto.

"Expense Reimbursement" shall have the meaning set forth in Section 8.2(c)(i) hereof.

"Facilities" means collectively the premises at which each Seller operates.

"Final Order" means an Order as to which the time to file an appeal, a motion for rehearing or reconsideration or a petition for writ of certiorari has expired and no such appeal, motion or petition is pending.

"Financial Statements" shall have the meaning set forth in Section 4.4 hereof.

"GAAP" means, at a given time, United States generally accepted accounting principles, consistently applied.

"Governmental Authority" means any United States federal, state or local or any foreign government, governmental regulatory or administrative authority, agency or commission or any court, tribunal or judicial body.

"Hazardous Substances" means any pollutants, contaminants or chemicals, and any industrial, toxic or otherwise hazardous materials, substances or wastes with respect to which Liability or standards of conduct are imposed under any Environmental Laws, including, without limitation, petroleum and petroleum-related substances, products, by-products and wastes, asbestos, urea formaldehyde and lead-based paint, noise and odors.

"Highest and Best Bid" shall have the meaning set forth in Section 8.2(c)(viii) hereof.

"Indebtedness" means, as applied to any Person, (i) all indebtedness of such Person, including for borrowed money, whether current or funded, secured or unsecured; (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other debt security; (iii) any payment obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (iv) any commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers' acceptances); (v) all indebtedness or liabilities of such Person secured by a purchase money mortgage or other Lien on the Acquired Assets; (vi) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations such Person assures a creditor against loss; (vii) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including but not limited to, prepayment penalties, letters of credit and bankers' acceptances and consent fees; (viii) all obligations (determined on the basis of actual, not notional, obligations) in respect of interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements or arrangements; and (ix) all indebtedness of third Persons of the type referred to herein which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase, assume or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

"Insider" means, any Executive Officer, director, governing body member, stockholder, partner in a partnership or Affiliate, as applicable, of any Seller or any predecessor or Affiliate of any Seller or any individual related by marriage or adoption to any such individual or any entity in which any such Person owns any beneficial interest.

"Intellectual Property" means all of the following in any jurisdiction throughout the world:  (i) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (ii) trademarks, service marks, trade dress, logos, slogans, trade names, and corporate names (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names and corporate names, together with all goodwill associated with each of the foregoing; (iii) copyrights, mask works and copyrightable works; (iv) applications, registrations and renewals for any of the foregoing; (v) trade secrets and confidential business information (including ideas, research and development, know-how, inventions, formulas, compositions, manufacturing and production processes and techniques, designs, drawings and specifications),  (vi) computer software (including source code, executable code, data, databases and documentation); and (vii) all other intellectual property.

"Inventory" means all inventory of any kind or nature, whether or not prepaid, and wherever located, held or owned by any Seller including, without limitation, all raw materials, work in process, semi-finished and finished products, replacement and spare parts, packaging materials, operating supplies, and fuels and other and similar items, but not including land held as inventory in connection with the Motorhome Resorts Business or any Inventory held exclusively in connection with the Roadmaster Cargo Trailer Business.

"Knowledge of Sellers" shall mean the actual knowledge of any Executive Officer of ParentCo.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including, without limitation, any liability for Taxes.

"Lien" or "Liens" means any lien (statutory or otherwise), hypothecation, encumbrance, security interest, mortgage, pledge, restriction, charge, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option or other interest in the subject property, including any right of recovery, Tax (including foreign, federal, state and local Tax), Order of any Governmental Authority or other Claim thereagainst or therein, of any kind or nature (including (i) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (ii) any assignment or deposit arrangement in the nature of a security device, (iii) any claim based on any theory that Purchaser is a successor, transferee or continuation of Sellers or the Business, and (iv) any leasehold interest, license or other right, in favor of a Third Party or a Seller, to use any portion of the Acquired Assets), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

"Licensed Facilities" shall have the meaning set forth in Section 6.11 hereof.

"Material Adverse Change" or "Material Adverse Effect" means, any event, change or circumstance that individually or in the aggregate results in or would reasonably be expected to result in a material adverse change or material adverse effect in the condition of the Acquired Assets, taken as a whole, the ability of Sellers to consummate the transactions contemplated hereby or the ability of Purchaser to own and operate the Acquired Assets and the Business after the Closing; provided, however, that none of the following events, changes or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be deemed to be or constitute a Material Adverse Change or a Material Adverse Effect, and none of the following changes, events or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be taken into account when determining whether a Material Adverse Change or a Material Adverse Effect has occurred: (i) actions or omissions taken or not taken by or on behalf of Sellers in compliance with a specific request from or consented to in writing by Purchaser following the execution of this Agreement, (ii) events, changes or circumstances arising out of, resulting from or caused by the announcement or the pendency of this Agreement (including any action or inaction by the customers, suppliers, landlords, employees, consultants or competitors of Sellers as a result thereof), (iii) the commencement of the Chapter 11 Cases or the events, changes or circumstances that substantially contributed to, or resulted in, the commencement of the Chapter 11 Cases, (iv) events, changes or circumstances arising out of, resulting from or caused by the general market, economic or political conditions, (v) events, changes or circumstances resulting from or arising out of general market, economic or political conditions in the industries in which Sellers conduct business, and (vi) events, changes, or circumstances to the extent to which Purchaser would be compensated through a reduction to the Estimated Cash Portion pursuant to Section 3.1 hereof.

"Material Contract" shall have the meaning set forth in Section 4.21(c) hereof.

"Missing Equipment" means any machinery, tooling or equipment listed on the Asset Register which is missing, destroyed, or materially damaged at the time of the Pre-Closing Audit or the Closing.

"Monaco Dealers" means any Person authorized by any Seller to be a dealer of, or granted the right to purchase for resale Sellers' gasoline and diesel-powered motorhomes, and towable recreational vehicles.

"Monaco Dealer Agreement" means the dealer agreements between any Seller and any of the Monaco Dealers, including all amendments, supplements, annexes, schedules and addendums thereto, together with any other documents incorporated into such agreements by reference.

"Monaco Dealer Network" means Sellers' proprietary dealer networks comprised of Monaco Dealers and other distribution channels in the United States and Canada, together with distribution channels in any export markets that Sellers' participate in.

"Motorhome Resorts Business" means the activities carried on by Sellers and any of their Affiliates relating exclusively to the purchase, development, marketing, rental, use and sale of real property used or intended to be used as a resort destination for owners of motorhomes and other recreational vehicles; provided, however, that the Motorhome Resorts Business shall not include the Intellectual Property described in Section 2.1(a)(iii).

"Navistar ParentCo" means Navistar International Corporation, a Delaware corporation.

"Notice" means any summons, citation, directive, Order, claim, litigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from the United States Environmental Protection Agency and any Governmental Authority, or any other entity or any individual and shall include the imposition of any Lien on property owned, leased, occupied or used by any Seller pursuant to any Environmental Law.

"Order" means any decree, order, injunction, rule, judgment, consent of or by any Governmental Authority.

"Ordinary Course of Business" means the operation of the Business by Sellers in the usual and ordinary course in a manner substantially similar to the manner in which Sellers operated prior to the commencement of the Chapter 11 Cases (including, without limitation, with respect to quantity and frequency).

"Owned Real Property" means all land and all buildings, structures, fixtures and other improvements located thereon, and all easements, rights of way, servitudes, tenements, hereditaments, appurtenances, privileges and other rights with respect thereto owned by any Seller.

"ParentCo" has the meaning set forth in the Preamble hereto.

"Permits" means licenses, permits, approvals, certificates of occupancy, authorizations, operating permits, registrations, plans and the like.

"Permitted Liens" means (i) statutory liens for Taxes on real property that are not yet delinquent, (ii) easements, covenants, conditions, restrictions and other matters of record affecting real property, leasehold estates or personalty or any interest therein (excluding any rights of appeal from the Sale Order) that (a) appear on the lender title insurance policies concerning such Owned Real Property issued to Bank of America, N.A. and Ableco Finance LLC in November 2008, (b) appear on the title reports or commitments obtained by Purchaser on or prior to the date of this Agreement in connection with the transaction contemplated by this Agreement or (c) do not in any material respect detract from the value thereof and do not individually or in the aggregate in any material respect interfere with the use, ownership or operation of the property subject thereto in the Business, excluding Liens that will be removed and stricken as against the Acquired Assets pursuant to the Sale Order, (iii) the effect of any building and zoning regulations, now existing or hereafter in effect with respect to the Owned Real Property that are not violated by the current use of the Owned Real Property, (iv) oil, mineral and/or water rights, and claims of title thereto, shown by the public records, and (v) discrepancies, conflicts in boundary lines, shortages in area or encroachments which an inspection or survey of the Owned Real Property would disclose.

"Person" means any corporation, partnership, joint venture, limited liability company, organization, entity, authority or natural person.

"Pre-Closing Audit" has the meaning set forth in Section 3.1(c) hereof.

"Proceeding" shall have the meaning set forth in Section 2.4(a)(ix) hereof.

"Product Liabilities" means any Liabilities or obligations for product liability occurrences (including occurrences relating to the destruction of property, personal injury or death or any occurrence resulting from any failure to warn or any defect in design, engineering, assembly or production).

"Purchase Price" shall have the meaning set forth in Section 3.1(a) hereof.

"Purchase Price Calculation" shall have the meaning set forth in Section 3.1(c) hereof.

"Purchaser" shall have the meaning set forth in the Preamble hereto.

"Qualifying Bid" shall have the meaning set forth in Section 8.2(c)(vii) hereof.

"Regulation" means any law, statute, regulation, ruling, or Order of, administered or enforced by or on behalf of, any Governmental Authority.

"Rehired Employees" means each employee of Sellers hired by Purchaser.

"Release" shall have the meaning set forth in CERCLA.

"Roadmaster Cargo Trailer Business" means the activities carried on by Sellers and their Affiliates relating exclusively to the design, manufacture, marketing, distribution and sale of towable cargo and sport trailers under the "Roadmaster", "Predator" and "R-Sport" brand names; provided, however, that the Roadmaster Cargo Trailer Business shall not include the activities carried on by Sellers and their Affiliates relating to the Roadmaster Rail Chassis Business, the Bison Trailer Business and the Intellectual Property described in Section 2.1(a)(ii).

"Roadmaster Rail Chassis Business" means the activities carried on by Sellers and their Affiliates relating to the design and manufacture of specialized stripped motorhome chassis for all purposes.

"Rule" or "Rules" means the Federal Rules of Bankruptcy Procedure.

"RV Finished Goods Inventory" means finished goods Inventory of the Business, but excluding the Chassis Inventory.

"RV Raw Material Inventory" means raw materials Inventory of the Business.

"RV WIP Inventory" means work in process Inventory of the Business.

"RVIA" shall have the meaning set forth in Section 2.1(a)(xxiii) hereof.

"Sale Hearing" means the hearing of the Bankruptcy Court to approve this Agreement and the transactions contemplated herein.

"Sale Motion" shall have the meaning set forth in Section 6.6(b) hereof.

"Sale Order" means the order of the Bankruptcy Court, in the form of Exhibit B attached hereto, to be entered by the Bankruptcy Court pursuant to Sections 363 and 365 of the Bankruptcy Code and (i) approving this Agreement and the transactions contemplated hereby; (ii) approving the sale of the Acquired Assets to Purchaser free and clear of all Liens (other than Permitted Liens) pursuant to Section 363(f) of the Bankruptcy Code, (iii) approving the assumption and assignment to Purchaser of the Assumed Executory Contracts, without adequate assurance of future performance liability pursuant to Section 365(f)(2) of the Bankruptcy Code, except Purchaser's promise to perform following the Closing obligations under the Assumed Executory Contracts; (iv) transferring and assigning the Assumed Executory Contracts such that the Assumed Executory Contracts will be in full force and effect from and after the Closing with non-debtor parties being barred and enjoined from asserting against Purchaser, among other things, defaults, breaches or claims of pecuniary losses existing as of the Closing or by reason of the Closing; (v) finding that Purchaser is a good-faith purchaser entitled to the protections of Section 363(m) of the Bankruptcy Code; (vi) confirming that Purchaser is acquiring the Acquired Assets free and clear of the Unassumed Liabilities and providing for a full release of Purchaser with respect to the Unassumed Liabilities; (vii) confirming that to the extent Purchaser is owed funds from Sellers pursuant to this Agreement, any liability of a Seller to Purchaser under this Agreement shall, pursuant to section 364(c)(1) of the Bankruptcy Code, constitute a super-priority administrative expense in the Sellers' Chapter 11 Cases with priority over all administrative expenses of the kind specified in section 503(b) or 507(a) of the Bankruptcy Code, (viii) providing that the provisions of Rules 6004(h) and 6006(d) of the Federal Rules of Bankruptcy Procedure are waived and there will be no stay of execution of the Sale Order under Rule 62(a) of the Federal Rules of Civil Procedure; (ix) retaining jurisdiction of the Bankruptcy Court to interpret and enforce the terms and provisions of this Agreement; and (x) authorizing and approving the results of the Auction.

"Schedules" means the schedules attached hereto (including, without limitation, the Disclosure Schedules).

"Seller" and "Sellers" shall have the meaning set forth in the Preamble hereto.

"Seller Claims" shall have the meaning set forth in Section 6.15.

"Sellers' Insurance Policies" shall have the meaning set forth in Section 6.15.

"Sellers' Last Quarterly Report" means ParentCo's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008.

"Subsidiary" means, with respect to any Person, any corporation a majority of the total voting power of shares of stock of which is entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or any partnership, limited liability company, association or other business entity a majority of the partnership or other similar ownership interest of which is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director or general partner of such partnership, limited liability company, association or other business entity.

"Systems" means the computer systems, including software, hardware, networks and interfaces owned or leased by Sellers which are used in, or held for use in, the Business.

"Tax" and, with correlative meaning, "Taxes" mean with respect to any Person (i) all federal, state, local, county, foreign and other taxes, assessments or other government charges, including, without limitation, any income, alternative or add-on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock franchise, profits, license, registration, recording, documentary, intangibles, conveyancing, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) whether such Tax is disputed or not, (ii) Liability for the payment of any amounts of the type described in clause (i) above relating to any other Person as a result of being party to any agreement to indemnify such other Person, being a successor or transferee of such other Person, or being a member of the same affiliated, consolidated, combined, unitary or other group with such other Person, or (iii) Liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

"Tax Return" means any report, return, declaration, claim for refund or other information or statement supplied or required to be supplied by any Seller relating to Taxes, including any schedules or attachments thereto and any amendments thereof.

"Third Party" means any Person other than Sellers, Purchaser or any of their respective Affiliates.

"Title Commitments" shall have the meaning set forth in Section 8.3 hereof.

"Title Insurer" shall have the meaning set forth in Section 8.3 hereof.

"Title Policies" shall have the meaning set forth in Section 8.3 hereof.

"Transaction Documents" means this Agreement, and all other agreements, instruments and certificates to be executed and delivered by any party pursuant to this Agreement.

"Unassumed Liabilities" shall have the meaning set forth in Section 2.4 hereof.

"WARN Act" means the Worker Adjustment and Retraining Act of 1988, and any similar or related Regulation.

1.2 Rules of Construction.  Unless the context otherwise clearly indicates, in this Agreement:

(a) the singular includes the plural;

(b) "includes" and "including" are not limiting;

(c) "may not" is prohibitive and not permissive; and

(d) "or" is not exclusive.

ARTICLE II

PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES

2.1 Purchase and Sale of Assets.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens (except for the Assumed Obligations and Permitted Liens), and Purchaser shall purchase, acquire and take assignment and delivery of, for the consideration specified in Section 3.1, all properties, assets, rights, titles and interests of every kind and nature, of Sellers (including indirect and other forms of beneficial ownership) as of the Closing Date, which are used in or related to the Business, whether tangible or intangible, real or personal and wherever located and by whomever possessed, including, without limitation, all of the following assets but excluding Excluded Assets pursuant to Section 2.3 (all of the assets to be sold, conveyed, assigned, transferred and delivered to Purchaser hereunder herein called the "Acquired Assets"):

(i) all Intellectual Property used in or related to the Business (including all of the Intellectual Property set forth on Schedule 4.19), together with all income, royalties, damages and payments due or payable as of the Closing or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof), the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any such Intellectual Property in Sellers' possession or control;

(ii) all trademarks, service marks, logos, slogans, trade names, and corporate names (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names incorporating "Roadmaster", "R-Sport" or any derivations therefrom and all goodwill associated with any of the foregoing, together with all income, royalties, damages and payments due or payable to Sellers as of the Closing or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof), the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights that, now or hereafter, may be secured throughout the world;

(iii) all trademarks, service marks and logos incorporating "Signature Resorts Design" logo (but excluding the word mark "Signature Resorts" within such logo) or any derivations therefrom and all goodwill associated with any of the foregoing, together with all income, royalties, damages and payments due or payable to Sellers as of the Closing or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof), the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights that, now or hereafter, may be secured throughout the world;

(iv) all of Sellers' rights existing under the Assumed Executory Contracts set forth on Schedule 2.1(a)(iv);

(v) all Acquired Owned Real Property set forth on Schedule 2.1(a)(v);

(vi) all supplier based tooling, wherever located;

(vii) all signage and other materials incorporating the logos, trademarks, trade names, corporate names, service marks, or brand designations of Sellers, which are owned by any Seller but are leased to or otherwise held by Monaco Dealers;

(viii) all Systems required to operate the Business;

(ix) all leasehold improvements and all machinery, tooling (including all tooling and "old" molds for former models), equipment (including all transportation, vehicles, testing equipment and office equipment), fixtures, trade fixtures, computer equipment and hardware, telephone systems, network systems and furniture owned by Sellers and, in each case, used in or related to the Business, wherever located, including, without limitation, all such items which are located in any building, warehouse, office or other space leased, owned or occupied by Sellers or otherwise used in or related to the Business, including each of the foregoing that is set forth in the Asset Register set forth on Schedule 2.1(a)(ix) (the "Asset Register");

(x) all Inventory used in or related to the Business;

(xi) all office supplies, production supplies and other supplies, spare parts, other miscellaneous supplies, and other tangible property of any kind used in or related to the Business, wherever located, including, without limitation, all property of any kind located in any building, office or other space leased, owned or occupied by Sellers or in any warehouse where any of Sellers' properties and assets may be situated;

(xii) all RV show deposits related to the Business;

(xiii) all claims, indemnities, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent) related to the Acquired Assets or the Business (other than those related to the Excluded Assets or the Unassumed Liabilities);

(xiv) the right to receive and retain mail and other communications used in or related to the Business;

(xv) all deposits and prepayments held by Third Parties pursuant to any Assumed Executory Contract;

(xvi) all Books and Records used in or related to the Business;

(xvii) all advertising, marketing and promotional materials and all other printed or written materials used in or related to the Business;

(xviii) all transferable Permits, licenses, certifications and approvals from all permitting, licensing, accrediting and certifying agencies, and the rights to all data and records held by such permitting, licensing and certifying agencies, used in or related to the Business;

(xix) all goodwill as a going concern and all other intangible properties used in or related to the Business;

(xx) all telephone numbers and IP addresses used in or related to the Business;

(xxi) all promotional allowances, vendor rebates and similar items related to the Business;

(xxii) the rights to make claims and to receive proceeds under insurance policies to the extent related to an Acquired Asset or the Business or to the extent a liability is asserted against Purchaser or any of its Affiliates in connection with the Acquired Assets or the Business;

(xxiii) ParentCo's membership in the Recreation Vehicle Industry Association ("RVIA") and all deposits previously paid to RVIA associated with such membership; and

(xxiv) all security deposits relating to Assumed Executory Contracts.

(b) All of the Acquired Assets shall be sold, assigned, transferred, conveyed and delivered to Purchaser free and clear of all Liens pursuant to Section 363(f) of the Bankruptcy Code (other than Permitted Liens), whether arising prior to or subsequent to the date of the filing of the Chapter 11 petitions of Sellers.

(c) Notwithstanding anything in this Agreement to the contrary, Purchaser may, consistent with the Order to be sought pursuant to Section 6.6(c) hereof, revise the Disclosure Schedules setting forth the Acquired Assets and the Excluded Assets to add or eliminate any lease, Contract or other asset (other than adding Facilities to Schedule 2.1(a)(v)) at any time on or prior to the fifteenth (15th) business day prior to the Sale Hearing and require Sellers to give notice to the parties to any such lease or Contract; provided that such change shall not affect the amount of the Purchase Price except that, with respect to Contracts added to the Acquired Assets after the date hereof pursuant to this Section 2.1(c), Purchaser shall pay (on behalf of Sellers) any Cure Payments associated with such Contracts and deduct the amount of such Cure Payments relating thereto from the Purchase Price subject to Section 2.6 hereof.

2.2 Assignment and Assumption of Liabilities.

(a) Subject to the terms and conditions set forth in this Agreement, Purchaser shall only assume from Sellers and thereafter be responsible for the payment, performance or discharge of the following liabilities and obligations of Sellers (all such liabilities and obligations herein called the "Assumed Obligations"):

(i) obligations under the Assumed Executory Contracts first arising after the Closing (but excluding liabilities for breaches of such contracts or commitments occurring prior to the Closing Date); and

(ii) up to $2,000,000 in other liabilities (such as trade or accounts payable with key suppliers and/or certain rebates to dealers), if any, expressly set forth on Schedule 2.2(a)(ii) attached hereto (the "Section 2.2(a)(ii) Liabilities"), which shall reduce the Cash Portion on a dollar-for-dollar basis in accordance with Section 3.1(a)(i)(D).  Notwithstanding anything in this Agreement to the contrary, Purchaser may revise Schedule 2.2(a)(ii) on or before May 15, 2009 to add (subject to the $2,000,000 cap) or remove any Section 2.2(a)(ii) Liabilities from such Schedule 2.2(a)(ii).

(b) Notwithstanding anything in this Agreement to the contrary, Sellers hereby acknowledge and agree that Purchaser is not assuming from Sellers, or is in any way responsible for, the Unassumed Liabilities.

(c) Section 2.2(a) shall not limit any claims or defenses Purchaser may have against any party other than Sellers.  The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any Third Party against Purchaser or Sellers as compared to the rights and remedies which such Third Party would have had against Sellers absent the Chapter 11 Cases had Purchaser not assumed such Assumed Obligations.

2.3 Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, the following assets of Sellers shall be retained by Sellers and are not being sold or assigned to Purchaser hereunder (all of the following are referred to collectively as the "Excluded Assets"):

(a) any and all rights under this Agreement and avoidance claims or causes of action arising under the Bankruptcy Code or applicable state law, including, without limitation, all rights and avoidance claims of Sellers arising under chapter 5 of the Bankruptcy Code;

(b) all Owned Real Property and any other interests in real property, in each case other than the Acquired Owned Real Property;

(c) all leases of Sellers other than the Assumed Equipment Leases (the "Excluded Leases") and all Contracts other than the Assumed Executory Contracts (the "Excluded Contracts");

(d) any asset or Contract set forth on Schedule 2.3(d) attached hereto; provided that Purchaser may amend the Disclosure Schedules setting forth the Acquired Assets and the Excluded Assets attached hereto at any time on or before five (5) days prior to the Closing Date in order to exclude from the definition of Acquired Asset, and include in the definition of Excluded Asset, any other asset, lease or Contract not otherwise excluded, as the case may be; provided, however, that such exclusion shall not serve to reduce or otherwise affect the amount of the Purchase Price;

(e) all cash (including, without limitation, checking account balances, certificates of deposit and other time deposits and petty cash) ("Cash") and marketable and other securities;

(f) prepayments and deposits other than those included in Section 2.1(a) and all claims, indemnities, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment other than those included in Section 2.1(a);

(g) all of Sellers' accounts and notes receivable (whether current or noncurrent) and all causes of action specifically pertaining to the collection of the foregoing;

(h) all assets, properties, rights, titles and interests, all Inventory and all Intellectual Property, used exclusively in connection with the operation of the Roadmaster Cargo Trailer Business;

(i) any aircraft hangers or related assets (including any aircraft) owned, leased or guaranteed by any Seller, wherever located;

(j) all assets, rights, titles and interests, all Inventory and all Intellectual Property, used exclusively in connection with the operation of the Motorhome Resorts Business, including land held as inventory, wherever located

(k) all machinery, tooling, equipment, trade fixtures, computer equipment and hardware, telephone systems, network systems and furniture owned by Sellers and not used in or related to the Business or set forth on Schedule 2.3(k) (if any);

(l) all of Sellers' Tax refunds, rebates, credits and similar items relating to any period, or any portion of any period, on or prior to the Closing Date;

(m) U.S. intent-to-use trademark application for NAUTICA (serial number 77/188276 filed on 5/23/2007) and all goodwill associated therewith;

(n) all real and tangible personal property presently located at the 4505 Monaco Way, Wildwood, Florida 34785 Owned Real Property (the "Wildwood Assets"); provided, however, that the Wildwood Assets shall not include any Intellectual Property of Sellers used in or related to the Business;

(o) income Tax Returns of Sellers and related materials;

(p) the equity securities or other ownership interest of any Seller; and

(q) the equity securities or other ownership interest of any of Sellers' Affiliates.

2.4 No Other Liabilities Assumed.

(a) Each Seller acknowledges and agrees that pursuant to the terms and provisions of this Agreement, Purchaser will not assume, or in any way be liable or responsible for, any Liability or obligation of any Seller (including Liabilities relating to (x) the Excluded Assets and (y) the pre-petition or post-petition (but pre-Closing) operation of the Business or the Acquired Assets (and the use thereof)), whether relating to or arising out of the Business, the Excluded Assets or the Acquired Assets or otherwise, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, other than the Assumed Obligations.  In furtherance and not in limitation of the foregoing, except as specifically set forth in Section 2.2, neither Purchaser nor any of its Affiliates shall assume, and shall not be deemed to have assumed, any Indebtedness, Claim, Liability or other obligation of any Seller or any predecessor or Affiliate of any Seller whatsoever (other than the Assumed Obligations), including, but not limited to the following (collectively, the "Unassumed Liabilities"):

(i) all obligations, Claims, or Liabilities of Sellers or any predecessor or Affiliate of any Seller that relate to any of the Excluded Assets or Excluded Contracts;

(ii) any amounts due or which may become due or owing under the Assumed Executory Contracts with respect to the period prior to Closing (including, without limitation, any Cure Payments);

(iii) the Excluded Environmental Liabilities (regardless of whether such Liabilities accrue in the first instance to Purchaser or to any Seller or Affiliate of any Seller) to the fullest extent permitted by any Regulation;

(iv) subject to Section 6.10, all obligations, Claims, or Liabilities of Sellers or any predecessor or Affiliate of any Seller or for which Sellers or any predecessor or Affiliate of any Seller could be liable relating to Taxes accrued or due and payable at or prior to the Closing (including with respect to the Acquired Assets or otherwise) including, without limitation, any Taxes that will arise as a result of the sale of the Acquired Assets or the assumption of the Assumed Obligations pursuant to this Agreement and any deferred Taxes of any nature;

(v) all obligations, Claims, or Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by any Seller or any predecessor or Affiliate of any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement or otherwise;

(vi) all Indebtedness of any Seller or any predecessor or Affiliate of any Seller;

(vii) all obligations and Liabilities of Sellers related to the right to or issuance of any capital stock or other equity interest of any Seller or any predecessor or Affiliate of any Seller, including, without limitation, any stock options or warrants;

(viii) all obligations and Liabilities of Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor or Affiliate of any Seller, or other actions or omissions of Sellers or any predecessor or Affiliate of any Seller, including, without limitation, any amounts due or which may become due or owing under the Assumed Executory Contracts with respect to the period prior to Closing (except for Cure Payments), whether known or unknown on the date hereof;

(ix) all obligations and Liabilities of Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or any predecessor or Affiliate of any Seller anywhere (including their development, manufacturing, marketing, sale or distribution activities) or the ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor or Affiliate of any Seller at any time, or other actions, omissions or events occurring prior to the Closing and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any rule, Regulation, treaty or other similar authority or (ii) relate to any and all Claims, disputes, demands, actions, Liabilities, damages, suits in equity or at law, administrative, regulatory or quasi-judicial proceedings, audits, investigations, arbitrations, complaints, grievances, proceedings, accounts, costs, expenses, setoffs, contributions, attorneys' fees and/or causes of action of whatever kind or character ("Proceeding") against Sellers or any predecessor or Affiliate of any Seller, whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(x) any obligation or Liability arising out of any Proceeding commenced against Sellers or any predecessor or Affiliate of any Seller after the Closing and arising out of, or relating to, any occurrence or event happening prior to the Closing;

(xi) all obligations, Claims or Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing Date, including, without limitation, payroll, vacation, sick leave, worker's compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits, or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind including, without limitation, any Liability pursuant to the WARN Act for any action or inaction prior to the Closing;

(xii) any obligation or Liability arising under any Employee Benefit Plan or any other employee benefit plan, program or arrangement at any time maintained, sponsored or contributed to by Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate, or with respect to which Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate has any Liability;

(xiii) all accounts payable of Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing;

(xiv) any obligation or Liability arising out of or relating to products and/or services of Sellers or any predecessor or Affiliate of any Seller to the extent provided, developed, made, manufactured, marketed, sold or distributed prior to the Closing, including any obligation or Liability for (a) infringement or misappropriation of Intellectual Property of any Person, (b) Product Liabilities and (c) product recalls or similar actions;

(xv) any obligation or Liability under any Assumed Executory Contract which arises after the Closing but which arises out of or relates to any breach that occurred prior to the Closing;

(xvi) any obligation or Liability under any contract, agreement, lease, mortgage, indenture or other instrument of Sellers or any predecessor or Affiliate of any Seller not assumed by Purchaser hereunder;

(xvii) any obligation or Liability under any employment, collective bargaining, severance, change of control, retention or termination agreement with any employee or former employee, union, labor organization or other employee representative, consultant or contractor (or their representatives) of Sellers or any predecessor or Affiliate of any Seller (including, without limitation, any obligations to pay bonuses, change of control payments or similar payment obligations, or other forms of compensation arising, vesting (whether fully or partially) or payable (whether or not at the Closing), to any current or former directors, officers, employees, consultants or agents of Sellers or any of their Affiliates as a result of the consummation of the transactions contemplated by the Agreement);

(xviii) any obligation or Liability arising out of or relating to any grievance by current or former employees of Sellers or any predecessor or Affiliate of any Seller, whether or not the aggrieved employees are hired by Purchaser;

(xix) any and all warranty obligations to customers and/or dealers of Sellers or any of their Affiliates, or to retail consumers or to any other Person;

(xx) all obligations and Liabilities of Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relates to, (1) the business dealings or relationship between Sellers and the Monaco Dealers under contract, statute, Regulation or otherwise, or (2) the termination of any Monaco Dealer Agreement or other arrangement or understanding with a Monaco Dealer;

(xxi) any obligation or Liability of Sellers or any predecessor or Affiliate of any Seller to any shareholder or Affiliate of any Seller;

(xxii) any obligation or Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Sellers or any predecessor or Affiliate of any Seller;

(xxiii) any obligation or Liability to distribute to any Seller's shareholders or otherwise apply all or any part of the consideration received hereunder;

(xxiv) any obligation or Liability arising out of or resulting from non-compliance with any law, ordinance, Regulation or treaty by Sellers or any predecessor or Affiliate of any Seller;

(xxv) any obligation or Liability for infringement or misappropriation arising from the development, modification or use of any Intellectual Property on or before the Closing;

(xxvi) any obligation or Liability of Sellers under this Agreement or any other document executed in connection herewith;

(xxvii) any obligation or Liability of Sellers or any predecessor or Affiliate of any Seller based upon such Person's acts or omissions occurring after the Closing; and

(xxviii) the Liabilities set forth on Schedule 2.4(a)(xxviii) attached hereto.

(b) The parties acknowledge and agree that disclosure of any obligation or Liability on any Schedule to this Agreement shall not create an Assumed Obligation or other Liability of Purchaser, except where such disclosed obligation has been expressly assumed by Purchaser as an Assumed Obligation in accordance with the provisions of Section 2.2 hereof.

2.5 Deemed Consents and Cures.  For all purposes of this Agreement (including all representations and warranties of Sellers contained herein), Sellers shall be deemed to have obtained all required consents in respect of the assignment of any Assumed Executory Contract if, and to the extent that, pursuant to the Sale Order or other Bankruptcy Court Order, Sellers are authorized to assume and assign Assumed Executory Contracts to Purchaser pursuant to Section 365 of the Bankruptcy Code and any applicable Cure Payments have been satisfied by Purchaser, on behalf of Sellers, as provided in this Agreement.

2.6 Cure Payments.  To the extent that any Assumed Executory Contract is subject to a cure pursuant to Section 365 of the Bankruptcy Code, Purchaser shall pay, on behalf of Sellers, the amount of the Cure Payments set forth on Schedule 4.14, and pursuant to Section 3.1(a) such payment shall reduce dollar-for-dollar the Purchase Price by such Cure Payments up to an amount not to exceed in the aggregate $550,000.  If a Cure Payment is not set forth on Schedule 4.14, or if any Assumed Executory Contract is subject to a cure in excess of the amount set forth next to such Assumed Executory Contract on Schedule 4.14, Sellers shall pay the amount of such Cure Payment or the excess of such Cure Payment over the amount set forth on Schedule 4.14 and shall fully indemnify for and hold Purchaser harmless from any costs, expenses or other Liabilities resulting from such cure obligations.  In the event that Sellers fail to pay such amount(s), Purchaser may pay such amount(s) (on behalf of itself and Sellers) and offset such amount(s) against any amount(s) Purchaser may owe Sellers.  Sellers hereby agree and acknowledge that the foregoing provision is in addition to, and not in derogation of, any statutory or other remedy that Purchaser may have against Sellers.  With respect to Contracts added to the Acquired Assets after the date hereof pursuant to Section 2.1(c), Purchaser shall pay any Cure Payments associated with such Contract and deduct the amount of such Cure Payments relating thereto from the Purchase Price, provided, however, that the total amount of Cure Payments that can be deducted from the Purchase Price shall in no event exceed $550,000.

2.7 Post-Closing Assignment of Contracts.  After the Closing, with respect to any Contract which is not set forth on Schedule 2.1(a)(iv) attached hereto and provided such Contract has not been rejected by Sellers pursuant to Section 365 of the Bankruptcy Code, upon written notice(s) from Purchaser, as soon as practicable, Sellers shall take all actions reasonably necessary to assume and assign to Purchaser pursuant to Section 365 of the Bankruptcy Code any Contract(s) set forth in Purchaser's notice(s); provided that any applicable cure cost shall be satisfied by Purchaser at its own cost and expense.  Sellers agree and acknowledge that (i) they shall provide Purchaser with reasonable advance notice of any motion(s) to reject any Contract and (ii) the covenant set forth in this Section 2.7 shall survive the Closing.  Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to Purchaser pursuant to this Section 2.7, such Contract shall be deemed an Assumed Executory Contract and deemed scheduled on Schedule 2.1(a)(iv), under the appropriate heading for all purposes under this Agreement.

ARTICLE III

BASIC TRANSACTION

3.1 Payment of Purchase Price.

(a) The aggregate purchase price for the Acquired Assets (the "Purchase Price") shall be (i) an amount equal to $52,000,000 (the "Estimated Cash Portion") minus (A) the sum of (x) sixty percent (60%) of the amount (if any) by which the RV Finished Goods Inventory of Sellers as of the Closing Date as shown on the Closing Statement (as defined in Section 3.1(c) below and as prepared in accordance with the provisions thereof) (the "Closing RV Finished Goods Inventory") is less than the Baseline RV Finished Goods Inventory, (y) sixty-three percent (63%) of the amount (if any) by which the Chassis Inventory of Sellers as of the Closing Date as shown on the Closing Statement (the "Closing Chassis Inventory") is less than the Baseline Chassis Inventory, and (z) twenty-nine percent (29%) of the sum of (I) the amount (if any) by which the RV Raw Material Inventory of Sellers as of the Closing Date as shown on the Closing Statement (the "Closing RV Raw Material Inventory") is less than the Baseline RV Raw Material Inventory and (II) the amount (if any) by which the RV WIP Inventory of Sellers as of the Closing Date as shown on the Closing Statement (the "Closing RV WIP Inventory") is less than the Baseline RV WIP Inventory (the sum of the amounts described in subclauses (I) and (II) being referred to as the "Combined Raw and WIP Shortfall"), minus (B) the net book value of any Missing Equipment as shown on the Closing Statement, minus (C) the amount of Cure Payments made by Purchaser on behalf of Sellers pursuant to Section 2.6; provided, however, that the aggregate amount of such Cure Payments shall not exceed $550,000, minus (D) the Section 2.2(a)(ii) Liabilities minus (E) the amounts Purchaser is entitled to deduct from the Purchase Price under Section 6.10, Section 6.16 or any other Section of this Agreement (the amount in subsection (i) above, the "Cash Portion"), and (ii) the assumption of the Assumed Obligations.

(b) Notwithstanding anything to the contrary in Section 3.1(a)(i), the Estimated Cash Portion shall be reduced (i) in the case of the Closing RV Raw Material Inventory and the Closing RV WIP Inventory, only if and to the extent that the Combined Raw and WIP Shortfall exceeds $500,000 (on a gross basis before application of the 29% factor referred to in Section 3.1(a)(i)(z) above) and (ii) in the case of Missing Equipment, only if and to the extent that the net book value of the Missing Equipment exceeds $500,000.

(c) Prior to the Closing, ParentCo, Purchaser and their respective representatives shall jointly, at a time or times determined by Purchaser and reasonably acceptable to ParentCo, conduct a physical count of the Inventory and an inspection and audit of the machinery, tooling and equipment of the Business (wherever located) (the "Pre-Closing Audit").  Purchaser and ParentCo shall confer in good faith with each other in the conduct of the Pre-Closing Audit.  Purchaser shall pay the reasonable actual costs incurred by Sellers in conducting the Pre-Closing Audit (but not in connection with any dispute related thereto, except to the extent set forth in Section 3.1(e) below).  No later than seven (7) days prior to the Closing Date, Purchaser shall deliver to ParentCo a schedule (the "Closing Statement"), setting forth the Closing RV Finished Goods Inventory, the Closing Chassis Inventory, the Closing RV Raw Material Inventory, the Closing RV WIP Inventory, the Missing Equipment, the Cure Payments and the Section 2.2(a)(ii) Liabilities and a certificate setting forth the resulting Cash Portion calculated with reference to such amounts (together with the Closing Statement, the "Purchase Price Calculation").  The Closing Statement shall be prepared in a manner consistent with GAAP and the methodologies used for valuing the Baseline RV Finished Goods Inventory, the Baseline Chassis Inventory, the Baseline RV Raw Materials Inventory and the Baseline RV WIP Inventory, each as set forth in the Baseline Inventory Schedule attached hereto.

(d) If within four (4) days following the delivery of the Purchase Price Calculation, ParentCo has not given Purchaser written notice of objection as to the Closing Statement and the resulting Cash Portion calculated with reference to the Closing RV Finished Goods Inventory, the Closing Chassis Inventory, the Closing RV Raw Material Inventory, the Closing RV WIP Inventory, the Missing Equipment, the Cure Payments and the Section 2.2(a)(ii) Liabilities, which notice of objection shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted and shall be delivered only if (and to the extent that) ParentCo reasonably and in good faith determines that the Purchase Price Calculation and the resulting Cash Portion calculated with reference thereto delivered by Purchaser is incorrect or has not been determined in accordance with the guidelines and procedures set forth in this Agreement (the "Objection Notice"), then the Purchase Price Calculation as determined by Purchaser pursuant to Section 3.1(c) above shall be binding and conclusive on the parties hereto.

(e) If ParentCo timely delivers to Purchaser an Objection Notice and within three (3) days of such delivery ParentCo and Purchaser fail to resolve in writing any differences which they have with respect to the matters specified in the Objection Notice, then ParentCo and Purchaser shall submit all matters (but only such matters) that remain in dispute and that were properly included in the Objection Notice to independent public accountants reasonably agreeable to Purchaser and ParentCo (the "Independent Accountants") for review and resolution of such matters.  ParentCo and Purchaser shall instruct the Independent Accountants to make a final determination (the "Final Determination") of the Closing RV Finished Goods Inventory, the Closing Chassis Inventory, the Closing RV Raw Material Inventory, the Closing RV WIP Inventory, the Missing Equipment, the Cure Payments and the Section 2.2(a)(ii) Liabilities and the resulting Cash Portion calculated with reference to such amounts to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement.  If issues are submitted to the Independent Accountants for resolution, ParentCo and Purchaser shall cooperate with the Independent Accountants during the term of its engagement and shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues and to discuss the issues with the Independent Accountants.  Notwithstanding the foregoing, Purchaser and ParentCo shall instruct the Independent Accountants to not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or ParentCo, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or ParentCo, on the other hand.  Purchaser and ParentCo shall also instruct the Independent Accountants to make the Final Determination based solely on presentations by Purchaser and ParentCo which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The Purchase Price Calculation and the determination of the of the Closing RV Finished Goods Inventory, the Closing Chassis Inventory, the Closing RV Raw Material Inventory, the Closing RV WIP Inventory, the Missing Equipment, the Cure Payments and the Section 2.2(a)(ii) Liabilities and the resulting Purchase Price calculated with reference thereto shall become final and binding on the parties on the date the Independent Accountants deliver the Final Determination in writing to Purchaser and ParentCo, which shall be requested by Purchaser and ParentCo to be delivered not more than seven (7) days following submission of such disputed matters.  The fees and expenses of the Independent Accountants shall be allocated to the parties as determined (and set forth in the Final Determination) by the Independent Accountants based upon the relative success (in terms of percentages) of each party's claim.  For example, if the Final Determination reflects a 60-40 compromise of the parties' claims, the Independent Accountants would allocate expenses 40% to the party whose claim was determined to be 60% successful and 60% to the party whose claim was determined to be 40% successful.

(f) At the Closing, Purchaser shall be assigned the Acquired Assets and Assumed Obligations and shall pay by wire transfer to Sellers (i) an amount in cash equal to the Cash Portion, as set forth on the Purchase Price Calculation determined by Purchaser, if ParentCo does not deliver an Objection Notice, or, in the alternative, (ii) an amount in cash equal to the Cash Portion, as set forth on the Purchase Price Calculation determined by the Independent Accountants pursuant to Section 3.1(e), if ParentCo timely submitted an Objection Notice to Purchaser, ParentCo and Purchaser were unable to resolve their differences and the Independent Accountants were requested to make a Final Determination pursuant to Section 3.1(e).

(g) Payments made pursuant to this Section 3.1 shall be allocated among the assets purchased in accordance with Section 12.10.

3.2 Further Assurances.  From time to time after the Closing and without further consideration, (i) Sellers, upon the request of Purchaser, shall execute and deliver such documents and instruments of conveyance and transfer as Purchaser may reasonably request in order to consummate more effectively the purchase and sale of the Acquired Assets as contemplated hereby and to vest in Purchaser title to the Acquired Assets transferred hereunder, or to otherwise more fully consummate the transactions contemplated by this Agreement, and (ii) Purchaser, upon the request of Sellers, shall execute and deliver such documents and instruments of assumption as Sellers may reasonably request in order to confirm Purchaser's Liability for the obligations specifically assumed hereunder or otherwise to more fully consummate the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers jointly and severally represent and warrant to Purchaser that the statements contained in this Article IV are true and correct as of the date of this Agreement, except as expressly set forth in the disclosure schedules delivered by Sellers to Purchaser on the date hereof (the "Disclosure Schedule").  For the avoidance of doubt, if any section of the Disclosure Schedule discloses an item or information in such a way as to make its relevance to the disclosure required by another section of the Disclosure Schedule reasonably apparent based on the substance of such disclosure, the matter shall be deemed to have been disclosed in such other section of the Disclosure Schedule, notwithstanding the omission of an appropriate cross reference to such other section.

4.1 Validity of Agreement.  Subject to any necessary authorization from the Bankruptcy Court, each Seller has full power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.  The board of directors (or similar governing body) of each Seller has duly approved the Transaction Documents to which such Person is a party and has duly authorized the execution and delivery of such Transaction Documents and the consummation of the transactions contemplated thereby.  No other corporate or organizational proceedings on the part of any Seller are necessary to approve and authorize the execution and delivery of the Transaction Documents to which such Person is a party and the consummation of the transactions contemplated thereby.  All Transaction Documents to which any Seller is a party have been duly executed and delivered by such Person, except such Transaction Documents that are required by the terms hereof to be executed and delivered by such Person after the date hereof, in which case such Transaction Documents will be duly executed and delivered by such Person at or prior to the Closing, and, subject to any necessary authorization from the Bankruptcy Court, all Transaction Documents constitute, or will constitute, as the case may be, the valid and binding agreements of Sellers, enforceable against Sellers in accordance with their terms.

4.2 Organization, Standing and Power.  Each Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation,  Each Seller is in good standing and is qualified to do business in every jurisdiction in which it is required to be qualified, except where the failure to be in good standing or to obtain such qualification would not reasonably be expected to have a Material Adverse Effect or materially impede the ability of the Sellers to consummate the transactions contemplated hereby.  Each Seller has full power and authority and all material licenses, Permits and authorizations necessary to own and operate its properties and to carry on the Business as now conducted by it.  Subject to any necessary authorization from the Bankruptcy Court, each Seller has all requisite corporate power and authority to own, lease and operate its properties (including, without limitation, the Acquired Assets), to carry on the Business as now being conducted and to execute and deliver this Agreement and all agreements, instruments and other documents referred to herein, and, subject to the entry of the Sale Order, to perform its obligations hereunder and thereunder.

4.3 No Conflicts or Violations.  Except as set forth on Schedule 4.3 attached hereto, and to the extent any of the following is not enforceable due to operation of applicable bankruptcy law or the Sale Order, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by Sellers do not and shall not: (a)(i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any Third Party the right to modify, terminate or accelerate any obligation under, or (v) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or other Governmental Authority under, the provisions of the articles of incorporation, by-laws or other constitutive documents of any Seller or any material indenture, mortgage, lease, loan agreement or other material agreement or instrument to which any Seller is bound or affected, or any law, statute, rule or Regulation to which any Seller is subject or any Order to which any Seller is subject; or (b) result in the creation of any Lien upon the Acquired Assets.

4.4 Financial Statements and Related Matters.  ParentCo has provided to Purchaser the Baseline Inventory Schedule.  The Baseline Inventory Schedule is accurate and complete in all material respects, is consistent with the Books and Records (which, in turn, are accurate and complete), has been prepared in accordance with GAAP, and presents fairly the Baseline Inventory as of April 7, 2009 valued at cost less applicable reserves.

4.5 Title to Assets; Assets Necessary to Do Business.

(a) Except as set forth on Schedule 4.5(a) attached hereto, Sellers have good and marketable title to, or a valid license or leasehold interest in, the Acquired Assets.  Since the commencement of the Chapter 11 Cases, no Seller has purchased any material amount of assets except as reflected in the Budgets.

(b) Except as described on Schedule 4.5(b) attached hereto, the Acquired Assets are in good operating condition and repair (ordinary wear and tear excepted) and are fit for use in the Ordinary Course of Business.

(c) Except as set forth on Schedule 4.5(c) attached hereto, Sellers own all buildings, machinery, equipment, and other tangible assets necessary for the conduct of the Business in the Ordinary Course of Business.  The Acquired Assets constitute all of the assets, agreements, licenses and properties owned by Sellers (other than the Excluded Assets) and are all assets, agreements, licenses and properties required for the conduct of the Business in the Ordinary Course of Business.  None of the Acquired Assets are located outside of the Owned Real Property.

(d) Subject to Bankruptcy Court approval, Sellers have the power and the right to sell, assign and transfer and Sellers will sell and deliver to Purchaser, and upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire valid title to the Acquired Assets, free and clear of all Liens other than Permitted Liens.

(e) Subject to Bankruptcy Court approval, this Agreement and the documents contemplated hereby, when duly executed and delivered by Sellers to Purchaser at the Closing, will effectively vest in Purchaser good and marketable title to the Acquired Assets, subject only to the Assumed Obligations and Permitted Liens.

4.6 Employee Benefit Plans.

(a) Schedule 4.6(a) attached hereto, sets forth a complete and accurate list of each Benefit Plan Sellers maintain, contribute to or which is maintained by any other Person for the benefit of any of Sellers' employees or under which Sellers have any Liability or potential Liability to any employee or former employee or any other individual ("Employee Benefit Plan").  Sellers have made available to Purchaser true and correct copies, if applicable, of each Employee Benefit Plan.  Each Employee Benefit Plan which is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification, and nothing has occurred that would cause the loss of such favorable determination.

(b) No Employee Benefit Plan is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) and no Seller nor any ERISA Affiliate has sponsored or contributed to or has any Liability or potential Liability to any multiemployer plan.  No Employee Benefit Plan is an "employee benefit plan" (as such term is defined under Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(c) Except as set forth on Schedule 4.6(c) attached hereto, the consummation of the transactions contemplated by this Agreement (alone or in connection with any subsequent event, including a termination of employment) will not (i) accelerate the vesting or payment of any economic benefit provided or made available to any Seller's employees by such Seller, (ii) increase the amount of any economic benefit provided or made available to any Seller's employees by such Seller, or (iii) accelerate or increase the funding obligation of any Seller with respect to any Employee Benefit Plan.

(d) Sellers have materially complied with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA ("COBRA"); and no Seller has any obligations under any Employee Benefit Plan, or otherwise, to provide health or life insurance benefits to current or former employees of Sellers or any predecessor or Affiliate of any Seller, or any other Person, except as specifically required under COBRA.  Except for group term life insurance, Sellers have terminated all of the Employee Benefit Plans that provide health or welfare coverage (the "Former Plans") effective April 1, 2009.  Sellers' decision to terminate the Former Plans is in no way related to, or was otherwise done in connection with, the transactions contemplated by this Agreement.

(e) With respect to each Employee Benefit Plan, all required or recommended (in accordance with past practices) payments, premiums, contributions, distributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Closing Date shall have been made or properly accrued.

4.7 Labor Matters.  Except as set forth in Schedule 4.7 attached hereto, with respect to this transaction, any notice required under any Regulation or collective bargaining agreement relating to any of Sellers' current employees has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied

4.8 Personnel Matters.  Schedule 4.8 attached hereto, contains an accurate and complete list of the names, job classifications, dates of hire, wage rates, base compensation, commission rates, and any supplemental or bonus compensation (including, without limitation, any retention or stay bonus arrangements and deferred compensation arrangements) for all persons currently employed by or providing independent contract services to Sellers associated with the Business.

4.9 Litigation, Orders.  Except as set forth on Schedule 4.9 attached hereto, there are no Proceedings or Orders pending or, to the Knowledge of any Seller, threatened in writing against any Seller or any Acquired Asset at law or in equity, in the United States or elsewhere, or before or by any arbitrator or Governmental Authority (including, without limitation, any Proceedings with respect to the transactions contemplated by this Agreement) in which the damages sought exceed $100,000 individually or $250,000 in the aggregate.  No Seller or Acquired Asset is subject to any Order of any Governmental Authority (or settlement enforceable therein).

4.10 Subsidiaries and Affiliates; Ownership Interests.  Except as set forth on Schedule 4.10, no Seller owns, of record or beneficially, any direct or indirect ownership interest in any Person (other than another Seller) or right (contingent or otherwise) to acquire any direct or indirect ownership interest in any Person (other than another Seller), nor is any Seller a member of (nor is any portion of the Business conducted through) any partnership or a participant in any joint venture or similar arrangement.  No Person identified on Schedule 4.10 (other than another Seller) has any material properties, assets, rights, titles or interests (of any kind or nature) or business function (i) which is used in or related to the operation of the Business as currently conducted by Sellers or has been conducted by Sellers within the last two (2) years.

4.11 Real Property Assets.

(a) Schedule 4.11(a) attached hereto sets forth a list of all Owned Real Property.  With respect to each Acquired Owned Real Property: (i) the applicable Seller has valid indefeasible fee simple title free and clear of all encumbrances (except Permitted Liens and Liens that will be removed and stricken as against the Acquired Assets pursuant to the Sale Order); (ii) except for Permitted Liens and as set forth on Schedule 4.11(a), there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Acquired Owned Real Property; (iii) there are no outstanding options or rights of first refusal to purchase such Acquired Owned Real Property (other than the right of Purchaser pursuant to this Agreement), or any portion thereof or interest therein; and (iv) Sellers are not a party to any agreement or option to purchase any real property or interest therein.

(b) All material permanent certificates of occupancy and all other material Permits required by all Governmental Authorities having jurisdiction over the Acquired Owned Real Property have been paid for, are in full force and effect.

(c) To the Knowledge of Sellers, Sellers have not received, during the two (2) year period prior to the date of this Agreement, any written notice alleging that the operation and use of the buildings and other improvements constituting the Acquired Owned Real Property violates, in any material respect, any zoning, subdivision, building or similar law, ordinance, Order, Regulation or recorded plat or any certificate of occupancy issued with respect to the Acquired Owned Real Property.

(d) To the Knowledge of Sellers, there are no defects in the buildings, improvements and structures and fixtures located on or at the Acquired Owned Real Property which would materially impair the conduct of the Business by Purchaser immediately following the Closing.  To the Knowledge of Sellers, the mechanical, electrical, plumbing, HVAC and other systems servicing the Acquired Owned Real Property are in good working order and repair, ordinary wear and tear excepted, and there are no defects in such systems which could reasonably be expected to materially impair the conduct of the Business by Purchaser immediately following the Closing.

4.12 Taxes.

(a) Each Seller has filed all Tax Returns that it was required to file.  All such Tax Returns were correct and complete in all material respects.  All Taxes owed by any Seller (whether or not shown on any Tax Return) have been paid.  No Seller is the beneficiary of any extension of time within which to file any Tax Return.  With respect to each Seller, no claim has ever been made by a Governmental Authority in a jurisdiction where such Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.

(b) Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party, and all Forms W-2 and 1099 (or any other applicable form) required with respect thereto have been properly completed and timely filed.

(c) Except as set forth on Schedule 4.12(c), (i) there is no material dispute or claim concerning any Tax Liability of any Seller claimed or raised by any Governmental Authority in writing, and (ii) there are no pending or threatened Tax assessments, examinations, investigations or other tax related notices from any Governmental Authority that are specifically related to, or that could reasonably be expected to adversely affect, the Business or the Acquired Assets.

(d) Schedule 4.12 attached hereto lists all federal, state, local, and foreign Tax Returns filed with respect to any Seller for taxable periods currently open to audit by a Tax authority, indicates those Tax Returns that have been audited during the past three (3) years, and indicates those Tax Returns that currently are the subject of audit.  There are no issues related to any pending Tax audit that could reasonably be expected to adversely affect the conveyance of the Acquired Assets or any portion thereof in accordance with this Agreement.  Sellers have made available and will continue to make available to Purchaser correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Seller during the past three (3) years.

4.13 Compliance with Law.  To the Knowledge of Sellers, each Seller has, in all material respects, complied with and is in compliance, in all material respects, with, and is not in default in any material respect with, all applicable Regulations of any Governmental Authority applicable to the operation of the Business and no claims have been filed against any Seller alleging a material violation of any such Regulations, and no Seller has received written notice of any such violations.

4.14 Cure Amounts.  Schedule 4.14 attached hereto sets forth all of the costs of cure to be satisfied in order for Sellers to assume and assign each Assumed Executory Contract under Section 365 of the Bankruptcy Code.

4.15 Environmental Matters.

(a) Except as set forth on Schedule 4.15(a) attached hereto, Sellers have all Permits required under Environmental Laws for them to conduct the Business in the Ordinary Course of Business and to own and operate the Acquired Assets and Facilities in the Ordinary Course of Business (collectively, the "Environmental Permits").  All Environmental Permits are in full force and effect, and no suspension or cancellation of any Environmental Permits is pending or to the Knowledge of Sellers threatened.  Except as set forth on Schedule 4.15(a) attached hereto, Sellers, the Business, and the Acquired Assets are in compliance in all material respects with all Environmental Permits and all Environmental Laws.

(b) Except as set forth on Schedule 4.15(b), to the Knowledge of Sellers, no Seller is currently required to undertake  any corrective or remedial obligation under any Environmental Law with respect to the Business, the Acquired Assets or any of the Facilities.

(c) Except as set forth on Schedule 4.15(c), attached hereto, no Seller nor any predecessor or Affiliate of any Seller has received any written Notice regarding any unresolved actual or alleged violation of Environmental Laws, or any current material Liabilities or potential material Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them, the Acquired Assets, the Business or the Facilities arising under Environmental Laws.

(d) Except as set forth on Schedule 4.15(d) attached hereto, neither the Business nor any Seller nor any predecessor or Affiliate of any Seller has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any person to any Hazardous Substance that has resulted in a Claim against any Seller, the Business or the Acquired Assets or (ii) Released any Hazardous Substance, or owned or operated any property or facility that has been or is contaminated by any Hazardous Substance, in each case as has given rise to any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations, pursuant to CERCLA or any other Environmental Laws.

(e) Sellers have provided to Purchaser all Phase I and Phase II environmental reports and any other material documents relating to any environmental, health or safety matters, relating to the Acquired Assets or the Facilities, including with respect to any former operations and facilities of the Business.

(f) Except as otherwise disclosed on Schedule4.15(f), to the Knowledge of Sellers, none of the following exists at any of the Facilities: (1) leaking underground storage tanks, (2) asbestos-containing material which in its present condition requires abatement under Environmental Laws, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

(g) The representations contained in this Section 4.15 shall be the only representations covering environmental matters, including matters relating to Environmental Laws and Hazardous Substances.

4.16 Inventory.  The Inventory (i) consists solely of materials and goods of a quality useable or saleable in the Ordinary Course of Business, (ii) is not defective, obsolete or damaged, (iii) is fit and merchantable for their particular use, and (iv) is valued at cost less applicable reserves all in accordance with GAAP and the basis described in the Baseline Inventory Schedule (consistently applied with past practice).  None of the Inventory is subject to any consignment, bailment, warehousing or similar agreement, except as set forth on Schedule 4.16 attached hereto.

4.17 Absence of Undisclosed Liabilities.  No Seller has any obligations or Liabilities arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing, except (i) obligations under contracts or commitments described on Schedule 4.21(a) attached hereto or under contracts and commitments which are not required to be disclosed thereon (but not Liabilities for breaches thereof), (ii) Liabilities reflected on the Liabilities side of the Sellers' Last Quarterly Report, and (iii) Liabilities which have arisen after the date of the Sellers' Last Quarterly Report which would not have a Material Adverse Effect.

4.18 Affiliated Transactions.  Except as disclosed on Schedule 4.18 attached hereto, no Insider has any interest in the Acquired Assets or is a party to any Contract used in or related to the Business.

4.19 Intellectual Property.

(a) Schedule 4.19 attached hereto sets forth a complete and correct list of all of the following that are owned by any Seller and used in or related to the Business in the Ordinary Course of Business:

(i) patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property; and

(ii) material unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names.

(b) Each Seller owns and possesses all right, title and interest in and to all of the Intellectual Property set forth on Schedule 4.19 attached hereto and owns and possesses all, right, title and interest in and to, or has a valid and enforceable license to use all other Intellectual Property included in the Acquired Assets and all other Intellectual Property used in or related to the operation of the Business in the Ordinary Course of Business (collectively, the "Company Intellectual Property").  Schedule 4.21(a) attached hereto sets forth a list of license agreements pursuant to which the Company licensed from any Third Party any Intellectual Property (other than unmodified off-the-shelf software) used in the operation of the Business in the Ordinary Course of Business.  The Company Intellectual Property is not subject to any Liens (other than Liens that will removed and stricken as against the Acquired Assets pursuant to the Sale Order), and is not subject to any material restrictions or limitations regarding use or disclosure other than pursuant to a written license agreement.  Schedule 4.21(a) attached hereto attached hereto sets forth a list of license agreements pursuant to which the Company licensed any Company Intellectual Property to any Third Party.

(c) To the Knowledge of Sellers, no Seller has infringed, misappropriated, diluted or otherwise conflicted with, and the operation of the Business in the Ordinary Course of Business and, prior to the Closing, does not and will not infringe, misappropriate, dilute or otherwise conflict with, any Intellectual Property of any Third Party.  To the Knowledge of Sellers, there are no facts that indicate a likelihood of any of the foregoing and no Seller has received any notice or other communication regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any Third Party).

(d) Each Seller has taken all necessary and desirable action to maintain and protect all of the material Company Intellectual Property and will continue to maintain and protect all of the material Company Intellectual Property prior to the Closing so as not to materially adversely affect the validity or enforceability thereof.

(e) To the Knowledge of Sellers, no Third Party has infringed, misappropriated, diluted or otherwise conflicted with any of the Company Intellectual Property and, to the Knowledge of Sellers, there are no facts that indicate a likelihood of any of the foregoing.

(f) Immediately subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by Purchaser on terms and conditions identical to those under which Sellers owned or used the Company Intellectual Property immediately prior to the Closing.

(g) Except as set forth on Schedule 4.19(g), to the Knowledge of Sellers, all of the Company Intellectual Property is valid and enforceable and none of the Company Intellectual Property has been misused.  No claim by any Third Party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property has been made, is currently outstanding or, to the Knowledge of Sellers, is threatened, and, to the Knowledge of Sellers, there are no grounds for the same.

4.20 Insurance.  Schedule 4.20 attached hereto lists all policies of insurance currently in effect owned, held, or maintained by or for the benefit of Sellers or insuring the Acquired Assets, including the type and amount of coverage and the expiration dates of the policies.  Except as set forth on Schedule 4.20 attached hereto, current premiums and any other obligations under such insurance have been paid and all such policies are valid and enforceable and in full force and effect on the date hereof and no Seller is in default with respect to its obligations under any such insurance policies.

4.21 Contracts.

(a) Except as set forth on Schedule 4.21(a) attached hereto, no Seller is a party to or bound by, whether written or oral, any:

(i) collective bargaining agreement or other contract with any union or labor organization;

(ii) any employment agreement with any officer or management-level employee or any severance agreements;

(iii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any of the Acquired Assets;

(iv) agreement relating to the licensing of Intellectual Property by any Seller to a Third Party or by a Third Party to any Seller (other than unmodified off-the-shelf software), and all other agreements affecting Sellers' ability to use or disclose any Intellectual Property;

(v) management, consulting, advertising, marketing, promotion, technical services, advisory or other contract or other similar arrangement relating to the design, marketing, promotion, management or operation of the Business involving more than $100,000 annually;

(vi) lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party calling for payments in excess of $100,000 annually, used in or related to the Business.

(vii) lease or agreement under which it is lessor of or permits any Third Party to hold or operate any property, real or personal, owned or controlled by it involving more than $100,000 annually, used in or related to the Business;

(viii) contract or group of related contracts with the same party continuing over a period of more than six (6) months from the date or dates thereof, not terminable by it on ninety (90) days or less notice without penalties or involving more than $50,000 annually;

(ix) contract which prohibits it from freely engaging in business anywhere in the world; or

(x) other agreement used in or related to the Business, which is material to it whether or not entered into in the Ordinary Course of Business.

(b) Except as disclosed on Schedule 4.21(b) attached hereto, (i)  no Assumed Material Contract has been breached or canceled by the other party, and there is no anticipated breach by any other party to any contract set forth on Schedule 4.21(a), (ii) except for defaults that will be cured through the Cure Payments listed on Schedule 4.14 attached hereto or arising as a consequence of the commencement of the Chapter 11 Cases, neither any Seller nor any other party thereto is in default or breach in any material respect under the terms of any Assumed Material Contract and, to the Knowledge of Sellers, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach thereunder, (iii) no Seller has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Assumed Material Contract, and (iv) each Assumed Material Contract is legal, valid, binding, enforceable and in full force and effect and, subject to the terms of this Agreement and Bankruptcy Court approval, will continue as such following the consummation of the transactions contemplated hereby.

(c) Sellers have provided Purchaser with a true and correct copy of all written contracts which are required to be disclosed on Schedule 4.21(a) attached hereto (each a "Material Contract"), in each case together with all amendments, waivers or other changes thereto (all of which are disclosed on Schedule 4.21(a)).  Schedule 4.21(a) contains an accurate and complete description of all material terms of all oral contracts referred to therein.

(d) For purposes of this Agreement, "Assumed Material Contracts" shall mean the Assumed Executory Contracts that are Material Contracts.

(e) Except as disclosed on Schedule 4.21(e), there are no Contracts that apply to both the Business and other businesses of Sellers.

4.22 Relationships with Customers and Suppliers.  Sellers have provided Purchaser with a true and accurate list of (i) the names and addresses of all direct customers (whether dealers or others) of Sellers (on a consolidated basis) (by dollar volume of sales to such customers) and (ii) a list of the names and addresses of the top twenty-five (25) suppliers of Sellers (on a consolidated basis) (by dollar volume of purchases from such suppliers), for the fiscal years ended December 31, 2007 and 2008 and the three-month period ended March 31, 2009.

4.23 Product Liability; Product Warranties.  Except as set forth on Schedule 4.23 hereto, (i) the products sold or manufactured by or for Sellers relating to the Business and the services provided by the Business, have complied with and are in compliance with, in all material respects, all applicable (A) Regulations, (B) industry and self-regulatory organization standards, and (C) contractual commitments and all express or implied warranties; and (ii) there are not, and there have not been, any material defects or deficiencies in any such products or services that would reasonably be expected to result in a claim or claims against the Business or any Seller for Product Liabilities.  Schedule 4.23 sets forth (i) a list of all material claims for Product Liabilities pending, or to the Knowledge of any Seller, threatened in writing, against the Business or any Seller related to the Business, (ii) a list of all material claims for Product Liabilities asserted against the Business or any Seller related to the Business in the past twelve months, and (iii) a list of material Liabilities which have been incurred by Sellers for Product Liabilities related to the Business in the past five (5) years.  Schedule 4.23 sets forth copies of the standard written warranties of the Business with respect to its products and services.  No products heretofore sold by any Seller in connection with the Business are now subject to any guarantee or warranty other than such Seller's standard terms and conditions of sale.

4.24 Monaco Dealers.

(a) Set forth on Schedule 4.24(a) is a complete and accurate list of all Monaco Dealers, including each such Monaco Dealer's legal name and address.

(b) Except as set forth on Schedule 4.24(b), and other than as the result of the commencement of the Chapter 11 Cases (i) no Seller is in material breach of or default under any term of any Contract with any Monaco Dealer, or has repudiated any term thereof and no event has occurred which with the passage of time or the giving of notice or both would result in a default or breach thereunder, (ii) each applicable Seller has performed in all material respects the obligations required to be performed by it in connection with all Contracts with Monaco Dealers, (iii) no Seller has received any written notice of termination, cancellation or non-renewal with respect to any Contracts with a Monaco Dealer and (iv) to the Knowledge of Seller, no Monaco Dealer has delivered any written notice indicating its intention to materially modify or terminate its relationship with any Seller.

(c) Except as set forth on Schedule 4.24(c), there are no, and during the last three (3) years there have not been any, Proceedings pending or, to the Knowledge of Sellers, threatened in writing by any Monaco Dealer against any Seller in connection with or related to the Business.

(d) Set forth on Schedule 4.24(d) is a list of the ten (10) largest Monaco Dealers by volume for the most recent fiscal year and set forth opposite the name of each such Monaco Dealer, the percentage of net sales attributable to such Monaco Dealer.

(e) Set forth on Schedule 4.24(e) is a list of each Monaco Dealer which is an Affiliate of any Seller.

4.25 Accounts Payable and Other Accrued Expenses.  Set forth on Schedule 4.25 attached hereto is an unaudited list of all accounts payable and other accrued expenses of Sellers as of the date hereof together with the name of each payee, the relationship (if any) to Sellers, the date each such payment is due and the nature of the transaction in which it was incurred if other than a trade payable incurred in the Ordinary Course of Business.

4.26 Brokers.  Except as set forth on Schedule 4.26 attached hereto, no Seller has incurred any Liability to any broker, finder or agent with respect to the payment of any commission regarding the consummation of the transactions contemplated hereby.

4.27 Absence of Certain Developments.  Except as set forth on Schedule 4.27 attached hereto and except as expressly contemplated by this Agreement, since January 1, 2009, no Seller has:

(a) suffered any theft, damage, destruction or casualty loss in excess of $100,000 to any Acquired Assets, whether or not covered by insurance or suffered any material damage or destruction to its Books and Records;

(b) incurred or become subject to any Liabilities, except Liabilities incurred in the Ordinary Course of Business, bankruptcy costs and expenses relating to this Agreement and the transactions contemplated hereby;

(c) except for Liens held by Ableco Finance LLC and bank of America, N.A., subjected any portion of its properties or assets to any Lien (other than Permitted Liens);

(d) sold, leased, assigned or transferred (including, without limitation, transfers to stockholders, holders of ownership interests or any Insider) a portion of its tangible assets, except for sales of Inventory, which, prior to the commencement of the Chapter 11 Cases, were conducted in the Ordinary Course of Business, or canceled without fair consideration any material debts or claims owing to or held by it;

(e) sold, assigned, licensed or transferred (including transfers to stockholders or any Insider) any Company Intellectual Property owned by, issued to or licensed to it or disclosed any material confidential information (other than pursuant to agreements requiring the disclosure to maintain the confidentiality of and preserving all its rights in such confidential information);

(f) entered into, amended or terminated any material lease, contract, agreement or commitment, other than in the Ordinary Course of Business;

(g) made any capital expenditures or commitments for capital expenditures that aggregate in excess of $100,000;

(h) committed to do any of the foregoing.

4.28 Officers and Directors.  Schedule 4.28 attached hereto lists all officers, directors and equivalent senior executives and members of governing bodies of Sellers.

4.29 Bankruptcy.  Each Seller has filed a petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court and is a party to the Chapter 11 Cases.

4.30 Closing Date.  All of the representations and warranties contained in this Article IV and elsewhere in this Agreement and all information in the Disclosure Schedules hereto are true and correct on the date of this Agreement and shall be true and correct on the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties.

4.31 Credit Support.  Schedule 4.31 sets forth any letters of credit, guaranties, surety bonds or other credit support that Sellers have in effect with any existing customer, supplier, vendor or other business relationships.  ParentCo has not received written notice from any customer, supplier or vendor of any request for any of the foregoing.

4.32 Non-Seller Subsidiaries.  No Affiliate of any Seller (other than an Affiliate which is a Seller) owns any property, assets, rights, titles or interests of any kind and nature that are part of the Acquired Assets.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

5.1 Organization.  Each of Purchaser and Guarantor is a corporation validly existing and in good standing under the laws of the State of Delaware and has the full power and authority to execute, deliver and perform this Agreement and to consummate all transactions contemplated hereby.

5.2 Authority.  The execution, delivery and performance by each of Purchaser and Guarantor of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of Purchaser and Guarantor and do not and will not violate any provisions of their respective organizational documents, any applicable Regulation or any contract or Order binding upon either of them.  This Agreement constitutes a valid and binding agreement of each of Purchaser and Guarantor, enforceable against each of Purchaser and Guarantor in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect, and to general equitable principles.

5.3 Consents.  No notice to, filing with, authorization of, exemption by, or consent (other than the approval of the Bankruptcy Court, approval of the Board of Directors of Navistar ParentCo) of any Person or Governmental Authority is required in order for Purchaser and Guarantor to consummate the transactions contemplated hereby.

5.4 Brokers.  Except as set forth on Schedule 5.4 attached hereto, neither Purchaser nor Guarantor have incurred any Liability to any broker, finder or agent with respect to the payment of any commission regarding the consummation of the transactions contemplated hereby.

5.5 Funds.  Guarantor has sufficient unrestricted funds on the date hereof, and, on the Closing Date, Guarantor will have sufficient unrestricted funds, to make the payments required pursuant to this Agreement and to pay the Assumed Obligations with respect to the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS OF SELLERS; OTHER AGREEMENTS

6.1 Consents and Approvals.

(a) Sellers shall use commercially reasonable efforts (i) to obtain all necessary consents and approvals, as reasonably requested by Purchaser, to consummate the purchase and sale of the Acquired Assets and the assignment of the Assumed Obligations, together with any other necessary consents and approvals (including, without limitation, all Environmental Permits) to consummate the transactions contemplated hereby, including, without limitation, obtaining the Bidding Procedures Order and Sale Order, (ii) to make, as reasonably requested by Purchaser, all filings, applications, statements and reports to all authorities that are required to be made prior to the Closing Date by or on behalf of Sellers or any of their Affiliates pursuant to any applicable Regulation (including, without limitation, the Indiana Responsible Property Transfer Law) in connection with this Agreement and the transactions contemplated hereby and (iii) to obtain, as requested by Purchaser, all required consents and approvals (if any), file any notices or request, or execute such other documentation that may be reasonable or necessary to assign, transfer or reissue Sellers' Permits (including, without limitation, all Environmental Permits) to Purchaser at Closing and to the extent that one or more Sellers' Permits (including, without limitation, all Environmental Permits) are not transferable, to assist Purchaser in obtaining replacements therefor.  In the event that certain of Sellers' Permits, or any Contract or other license or agreement necessary for the operation of the Business, are not transferable or replacements therefor are not obtainable on or before the Closing, but such Permits, Contracts or other licenses or agreements are obtainable after the Closing, then Sellers shall continue to use such commercially reasonable efforts in cooperation with Purchaser after the Closing as may be required to obtain all required consents and approvals to transfer, or obtain replacements for, such Permits, Contracts or other licenses or agreements after Closing and shall use commercially reasonable efforts to do all things necessary to give Purchaser the benefits that would be obtained under such Permits, Contracts or other licenses or agreements.

(b) Each of the parties shall give any other notices to, make any other filings with, and use reasonable best efforts to obtain, any other authorizations, consents and approvals of any Governmental Authority in connection with the matters contemplated by this Agreement.

6.2 Access to Information and Facilities.

(a) Sellers agree that, prior to the Closing Date, Purchaser, Purchaser's lender, and their respective representatives shall, upon reasonable notice and so long as such access does not unreasonably interfere with the business operations of any Seller, have reasonable access during normal business hours to all Facilities used in or related to the Business and shall be entitled to make such reasonable investigation of the properties, businesses and operations of Sellers (including without limitation any environmental audits and investigations or to conduct a physical inventory of the Inventory) and such examination of the Books and Records and financial condition of Sellers as it reasonably requests and to make extracts and copies to the extent necessary of the Books and Records; provided that no investigation pursuant to this Section 6.2 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated by this Agreement.

(b) Sellers shall deliver to Purchaser copies of any financial and/or operating reports or other financial information which Sellers are required to deliver to the U.S. Trustee for the Chapter 11 Cases, to Sellers' senior lenders and/or to the Official Committee of Unsecured Creditors under the Chapter 11 Cases within one (1) day after delivery of such reports and/or financial statements to such Persons.

(c) Sellers agree to provide to Purchaser such additional diligence information as Purchaser may reasonably request, including, without limitation, (i) making available to Purchaser during normal business hours Sellers' employees, representatives, attorneys and other agents to answer questions, (ii) making available to Purchaser correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Seller during the past three (3) years, and (iii) providing a list of all policies of insurance in effect during the past five (5) years owned, held, or maintained by or for the benefit of Sellers or insuring the Acquired Assets, including the type and amount of coverage and the expiration dates of the policies.

6.3 Conduct of the Business Pending the Closing.  Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser or except as described on Schedule 6.3 attached hereto, from the date hereof until the Closing Date, Sellers shall use commercially reasonable efforts to preserve intact the Acquired Assets.  Without limiting the generality of the foregoing except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser or except as described on Schedule 6.3 attached hereto, from the date hereof until the Closing Date, each Seller shall:

(a) not sell, assign, transfer, convey, pledge, mortgage, lease, license or otherwise dispose of or encumber any of the Acquired Assets or any interests therein (other than up to $7,000,000 in book value of RV Finished Goods Inventory);

(b) not process or convert or take any action toward processing or converting any RV Raw Inventory, RV WIP Inventory or Chassis Inventory into RV Finished Goods Inventory;

(c) not make any material change in its methods of management or accounting as in effect on the date of this Agreement;

(d) report periodically to Purchaser, as Purchaser may reasonably request, concerning the status of the Business, the Acquired Assets and its operations and finances;

(e) maintain the Acquired Assets in good operating condition and repair, subject to ordinary wear and tear;

(f) maintaining security at any Facilities where Acquired Assets are located reasonably sufficient to protect the Acquired Assets from material theft, loss or destruction;

(g) continue all existing policies of insurance (or comparable insurance) of or for the benefit of Sellers and/or the Business in full force and effect and at least at such levels as are in effect on the date hereof, up to and including the Closing (and not cancel any such insurance or take, or fail to take, any action that would enable the insurers under such policies to avoid Liability for claims arising out of occurrences prior to the Closing);

(h) with respect to the Acquired Assets, not enter into any transaction or make or enter into any contract or commitment or amend or terminate any material agreement or commitment which is not in the Ordinary Course of Business, consistent with past practice (other than sales of RV Finished Goods Inventory in an amount not to exceed $7,000,000 in book alue of such RV Finished Goods Inventory);

(i) not, without the Bankruptcy Court approval and Purchaser's approval, voluntarily terminate or reject (whether pursuant to Section 365 of the Bankruptcy Code or otherwise) any Assumed Executory Contract relating to the Business;

(j) maintain the Books and Records in the usual, regular and ordinary manner and not destroy, alter or otherwise compromise the integrity of such Books and Records;

(k) not implement any employee layoffs or terminations with respect to the Business;

(l) maintain compliance with all laws, rules and Regulations of all Governmental Authorities that relate to Sellers, the Business or the Acquired Assets (other than the reporting requirements of the Securities and Exchange Commission);

(m) apply or continue prosecution of applications already submitted for any Environmental Permits for the continued operation of the Business (as it is currently being operated) up to and after Closing;

(n) not sell, transfer, license or otherwise dispose of, or agree to sell, transfer, license or otherwise dispose of, or permit to lapse any of the Company Intellectual Property that is an Acquired Asset;

(o) not terminate, discontinue, close or dispose of any Owned Real Property, facility, Leased Facility or business operation of Sellers and/or the Business (other than Excluded Assets); or

(p) operate the Business in accordance the terms of the Budgets.

6.4 Notification of Certain Matters; Schedules.

(a) Sellers shall give notice to Purchaser of (i) the occurrence or nonoccurrence of any event that would be likely to cause either (A) any representation or warranty of Sellers contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (B) directly or indirectly, any Material Adverse Effect on any of Sellers, the Acquired Assets and/or the Business, or (ii) any material failure of Sellers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder, or (iii) the receipt of any Acquisition Proposal and shall deliver all written Acquisition Proposals to Purchaser as soon as practicable upon receipt thereof.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.4(a) shall not (x) be deemed to amend or supplement any of the Disclosure Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Sellers shall add Purchaser, and Purchaser's counsel, to Sellers' so-called "Rule 2002 notice list" and otherwise provide notice to Purchaser of all matters that are required to be served on Sellers' creditors pursuant to the Bankruptcy Code and Rules.

(c) Purchaser and Sellers acknowledge that certain of the representations and warranties of Sellers affirmatively require that Sellers list certain factual information on the Disclosure Schedules.  Sellers shall be permitted to update the Disclosure Schedules on or prior to the Closing Date but only with respect to events or circumstances arising between the date hereof and the Closing Date.  No additional disclosure or update by Sellers pursuant to this Section 6.4(c), however, shall be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any misrepresentation, breach of warranty, breach of covenant, or right of Purchaser to terminate this Agreement.

6.5 Efforts; Further Assurances.

(a) Sellers will use reasonable best efforts to obtain the entry of the Bidding Procedures Order on the Bankruptcy Court's docket as soon as practicable and no later than the twenty-first (21st) day after the date hereof and the entry of the Sale Order on the Bankruptcy Court's docket as soon as practicable and no later than the forty-fifth (45th) day after the date hereof and one business day after the date of the Sale Hearing and will use their reasonable best efforts to timely obtain any other consent required for the consummation of the transactions contemplated by this Agreement as soon as practicable.

(b) Sellers shall execute such documents and use their reasonable best efforts to take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, to put Purchaser in actual possession and operating control of the Acquired Assets, to effectuate, record or perfect the transfer of the Acquired Assets to Purchaser, to confirm the title of the Acquired Assets in Purchaser, to assist Purchaser to in exercising rights relating thereto, to obtain all consents, approvals and authorizations of Third Parties, to make all filings with and give all notices to Third Parties which may be necessary or required in order to effectuate the transactions contemplated hereby, and to obtain landlords' estoppels and landlords' lenders' waivers).  Sellers shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Article VIII of this Agreement.

6.6 Bankruptcy Actions.

(a) As soon as practicable after the execution of this Agreement (and in no event later than five (5) business day(s) thereafter), Sellers shall (i) file and serve a motion (together with supporting papers and with proper notice thereof on interested parties as required by the Bankruptcy Code and Rules) seeking entry of the Bidding Procedures Order on the Bankruptcy Court's docket, which order will set a date for the Auction as soon as practicable but in any event, no later than forty-five (45) days after the date hereof and (ii) setting a hearing with respect to the matters set forth in such motion on shortened notice and no later than three (3) business day after the date of the Auction or as soon thereafter as the bankruptcy Court's schedule permits.

(b) The motion requesting approval of the Bidding Procedures Order identified above or a companion motion will also ask the Bankruptcy Court to approve the transactions contemplated hereby and in the other Transaction Documents (the "Sale Motion"), which motion shall seek the Bankruptcy Court's approval of this Agreement, Sellers' performance under this Agreement and the assumption and the assignment of the Assumed Executory Contracts without adequate assurance of future performance liability pursuant to Section 365(f)(2) of the Bankruptcy Code, except Purchaser's promise to perform following the Closing obligations under the Assumed Executory Contracts.  Contemporaneously with the filing of the Sale Motion, Sellers shall provide appropriate notice of the hearing on the Sale Motion as is required by the Bankruptcy Code and Rules to all parties entitled to notice including, but not limited to, all parties to the Assumed Executory Contracts.

(c) The Sale Motion shall include a request for an order authorizing the assumption and assignment pursuant to Section 365 of the Bankruptcy Code of the Assumed Executory Contracts (the "Assignment Motion").  The Assumed Executory Contracts (as set forth on Schedule 2.1(a)(iv) attached hereto) shall be identified (by the date of the Assumed Executory Contract (if available), the other party to the contract or lease and the address of such party) on an exhibit to the Assignment Motion.  Such exhibit shall be filed with the Sale motion or supplemented thereto at least fifteen (15) days prior to the Sale Hearing and shall set forth the amounts necessary to cure defaults under each of such Assumed Executory Contracts as determined by Sellers based on the Books and Records.  Sellers shall, at the written direction of Purchaser delivered at any time on or prior to the fifteenth (15th) day prior to the Sale Hearing, add any Contracts to the exhibit or (ii) any time prior to the Sale Hearing, remove Assumed Executory Contracts from the exhibit.  In cases in which Sellers are unable to establish that a default exists, the relevant cure amount shall be set at $0.00.  The Assignment Motion shall reflect that Purchaser's promise to perform from and after the Closing under the Assumed Executory Contracts shall be the only adequate assurance of future performance necessary to satisfy the requirements of Section 365(f)(2)(B) of the Bankruptcy Code in respect of the assignment to Purchaser of such Assumed Executory Contracts.

(d) Sellers shall provide Purchaser with a reasonable opportunity to review and comment upon all motions, applications and supporting papers prepared by Sellers (including forms of orders and notices to interested parties) that relate to the purchase and sale of the Acquired Assets contemplated by this Agreement prior to the filing thereof in the Chapter 11 Cases.  All motions, applications, petitions, schedules and supporting papers prepared by Sellers and relating in Purchaser's good faith determination to the purchase and sale of the Acquired Assets contemplated by this Agreement to be filed on behalf of Sellers after the date hereof must be reasonably acceptable in form and substance to Purchaser.

(e) After the entry of the Bidding Procedures Order and not less than eleven (11) days prior to the Sale Hearing, Sellers shall serve notice on all parties (including, without limitation, all Monaco Dealers and known purchasers of Sellers' products during the four (4) years prior to the commencement of the Chapter 11 Cases, all parties to the Assumed Executory Contracts and all Persons who would appear as potentially holding a lien on any search conducted to determine those Persons asserting a lien on Sellers' assets, and all environmental authorities in jurisdictions applicable to Sellers and all other Persons with current or potential claims with respect to any Excluded Environmental Liabilities or other Liabilities or obligations arising under Environmental Laws) to whom service of the Sale Notice (as defined in the Bidding Procedures Order) is required under the terms of the Bidding Procedures Order or to whom service of notice is advisable pursuant to the Bankruptcy Code, in form and substance reasonably satisfactory to Purchaser (including, if applicable, by publication at a cost of no more than $15,000 unless Purchaser agrees to pay fifty percent (50%) of any excess costs thereof), disclosing the salient terms of this Agreement, the Bidding Procedures Order, the Breakup Fee, the Expense Reimbursement, and the identity of Purchaser, and the transactions contemplated hereby.

6.7 Exclusivity; No Solicitation of Transactions.  Sellers jointly and severally represent that, other than the transactions contemplated by this Agreement, no Seller is a party to or bound by any agreement with respect to a possible merger, sale, restructuring, refinancing or other disposition of all or any material part of the Business or the Acquired Assets.  Prior to the entry of the Bidding Procedures Order on the Bankruptcy Court's docket, no Seller shall, directly or indirectly, (i) solicit negotiations regarding any Acquisition Proposal, or furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchaser and its Affiliates) to do or seek to do any of the foregoing, (ii) execute an agreement with respect to an Acquisition Proposal, or (iii) except as provided in this Agreement, seek or support Bankruptcy Court approval of a motion or Order inconsistent in any way with the transactions contemplated in this Agreement.  After entry of the Bidding Procedures Order on the Bankruptcy Court's docket and prior to the entry of the Sale Order on the Bankruptcy Court Docket, Sellers may take any action in the Chapter 11 Cases seeking to sell, pursuant to a Qualifying Bid in connection with the Auction process established in the Bidding Procedures Order, the Acquired Assets.  From the date of the entry of the Sale Order and until the Closing Date and provided that Purchaser is proceeding in good faith to consummate the transactions contemplated hereby in a timely manner, no Seller or any of its Affiliates shall discuss, negotiate or consummate any transaction involving (i) the issuance, redemption, sale or exchange or other disposition of any equity interest in any Seller or (ii) the sale, exchange, liquidation, reorganization, or other disposition of all or any part of the Acquired Assets (other than the sale of RV Finished Goods Inventory in an amount not to exceed $7,000,000 in book value of such RV Finished Goods Inventory).

6.8 Other Bids.  Purchaser acknowledges that pursuant to the Bidding Procedures Order and only as set forth in Section 8.2(c) below, and after (but in no case before) entry of the Bidding Procedures Order on the Bankruptcy Court's docket, Sellers will solicit bids ("Bids") from other prospective purchasers (collectively, "Bidders") for the sale of all or substantially all of the Acquired Assets, on terms and conditions substantially the same in all respects to this Agreement and in accordance with the procedures set forth in the Bidding Procedures Order.

6.9 Excluded Assets.  Subsequent to the Closing, each Seller jointly and severally agrees to indemnify and hold Purchaser harmless with respect to the Excluded Assets and Unassumed Liabilities, including, without limitation, any loss, Liability, cost or expense (including without limitation, legal fees and expenses and court costs) arising out of or in connection with, or otherwise relating to, the Excluded Assets, the Excluded Environmental Liabilities (regardless of whether such Liabilities are technical Liabilities of any Seller or Affiliate) and Unassumed Liabilities.  Sellers' obligations under this Section 6.9 shall be administrative expense priority obligations under Section 364(c)(1) of the Bankruptcy Code.

6.10 Taxes.

(a) Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges due and which may be payable by reason of the sale of the Acquired Assets or the assumption of the Assumed Obligations under this Agreement or the transactions contemplated herein shall be borne and timely paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.  To the extent Sellers are responsible for payment of amounts under this Section 6.10(a), Purchaser shall have the right to pay (on behalf of Sellers) any such amounts and deduct such amounts from the Purchase Price on a dollar-for-dollar basis.

(b) Sellers shall jointly and severally, on the one hand, and Purchaser shall, on the other hand, indemnify, defend (with counsel reasonably satisfactory to the indemnified party or parties), protect, and save and hold each other harmless from and against any and all Claims, charges, interest or penalties assessed, imposed or asserted in relation to the indemnifying party's or parties' obligations under this Section 6.10.

(c) Personal property Taxes, real property Taxes and other similar Taxes (the "Proration Items") with respect to the Acquired Assets for any taxable period commencing before the Closing Date and ending after the Closing Date shall be prorated on a per diem basis between Purchaser and Sellers as of the Closing Date.  The amount of the Proration Items attributable to Sellers shall be equal to the amount of Tax for the period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the period through the Closing Date and the denominator of which shall be the number of days in the period.  To the extent Sellers are responsible for the payment of amounts under this Section 6.10(c), Purchaser shall have the right to pay (on behalf of Sellers) any such amounts and deduct such amounts from the Purchase Price on a dollar-for-dollar basis.

(d) Purchaser shall have the right to deduct from the Purchase Price on a dollar-for-dollar basis, and pay on behalf of Sellers, the amounts of any delinquent or past due real property Taxes on the Acquired Owned Real Property.

6.11 Right of Access.  Pursuant to a commercially reasonable form of multi-site access agreement in form and substance reasonably satisfactory to Purchaser (the "Access Agreement"), Sellers shall grant to Purchaser a license to access the Facilities (other than the Facilities located in Bend, Oregon in the event that all Acquired Assets located therein are moved prior to the Closing to the Coburg, Oregon Facility) (each a "Licensed Facility") at such times as Purchaser may reasonably determine during the sixty (60) day period following the Closing Date (the "Access Period") for the purpose of permitting Purchaser and its agents to dis-assemble and remove the Acquired Assets located in the Licensed Facilities (the "Access Rights").  Purchaser will reimburse Sellers or the then owners of each subject Licensed Facility within thirty (30) days after invoicing for out-of-pocket documented utility expenses, security costs and insurance costs to the extent primarily related to Purchaser's need to access such Licensed Facility during such sixty (60) day period or the period until Purchaser forgoes its Right of Access as to such Licensed Facility. The Access Rights shall be binding on Sellers and any purchasers or other transferees of the Licensed Facilities.  Sellers shall make any transferee of a Licensed Facility aware of the existence of the Access Rights and obtain the agreement of such transferee to be bound by the Access Rights as a condition to making any sale or transfer of such Licensed Facility.  Purchaser shall have the right to record the existence of the Access Rights, and Sellers shall execute any instruments or documents reasonably necessary to allow Purchaser to do so.  Purchaser shall bear all expenses in removing the Acquired Assets from the Facilities.  Purchaser shall be responsible for making reasonable repairs for any damage to the Licensed Facilities caused by its or its agents' actions or omissions at the Licensed Facilities.

6.12 As-Is Sale; Disclaimers.

(a) IT IS UNDERSTOOD AND AGREED THAT, EXCEPT AS EXPRESSLY PROVIDED HEREIN, SELLERS ARE NOT MAKING AND HAVE NOT AT ANY TIME MADE ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO THE ACQUIRED OWNED REAL PROPERTY, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b) PURCHASER ACKNOWLEDGES AND AGREES THAT UPON CLOSING SELLERS SHALL SELL AND CONVEY TO PURCHASER AND PURCHASER SHALL ACCEPT THE ACQUIRED OWNED REAL PROPERTY "AS IS, WHERE IS, WITH ALL FAULTS", EXCEPT TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT.  PURCHASER HAS NOT RELIED AND WILL NOT RELY ON, AND SELLERS ARE NOT LIABLE FOR OR BOUND BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTIES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY OR RELATING THERETO (INCLUDING SPECIFICALLY, WITHOUT LIMITATION, OFFERING PACKAGES DISTRIBUTED WITH RESPECT TO THE PROPERTY) MADE OR FURNISHED BY SELLERS, OR ANY EMPLOYEES OR AGENTS REPRESENTING OR PURPORTING TO REPRESENT SELLERS, TO WHOMEVER MADE OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING, UNLESS SPECIFICALLY SET FORTH IN THIS AGREEMENT.

6.13 Drum Disposal Work.  Prior to the Closing, Sellers shall conduct an inventory of all drums and other containers (the "Drums and Container Inventory") of unused chemicals and waste materials that are stored onsite at the Acquired Owned Real Property and shall, in accordance with all applicable Environmental Laws, dispose of or arrange for the disposal of all such materials that are unusable or which otherwise constitute wastes, including without limitation all hazardous wastes ("Drum Disposal Work"); provided that (1) subject to Purchaser's rights under subclause (4) below, Purchaser shall reimburse Sellers for their actual, documented out-of-pocket costs associated with the Drum Disposal Work up to $100,000; (2) Sellers shall ensure that the Drum Disposal Work is conducted in compliance with all Environmental Laws and shall utilize properly licensed disposal contractors and environmental vendors reasonably acceptable to the Purchaser; (3) all disposal contracts, manifests and related documents shall be in Sellers' name and utilize Sellers' waste generator I.D. number; (4) upon completion of the inventory and prior to disposal, Sellers shall provide Purchaser with an estimate of the cost of the Drum Disposal Work ("Disposal Estimate"), and Purchaser shall have the right in its sole discretion to determine whether to go forward with the Drum Disposal Work and agree to pay the estimated costs associated thereto or modify the scope of the Drum Disposal Work.  During the conduct of the Drums and Container Inventory, Sellers shall notify Purchaser of the existence of any drums that are stored onsite at the Acquired Owned Real Property that contain materials or chemicals which are necessary to operate the Business in the Ordinary Course of Business and that do not constitute waste materials and shall consult with Purchaser whether such materials should be disposed of pursuant to this Section 6.13.  Any drums or other containers of unused chemicals and waste materials that are stored onsite at an Acquired Owned Real Property but which Purchaser determines not to include as part of the Drum Disposal Work (including all of them if Purchaser decides not to move forward with the Drum Disposal Work) shall be deemed Acquired Assets.  For the avoidance of doubt, all Liabilities associated with Drum Disposal Work, including without limitation any Liabilities or obligations arising with respect to the release, treatment, storage, disposal or arranging for disposal of all such materials under CERCLA or other Environmental Laws at any onsite or offsite location shall be deemed Excluded Environmental Liabilities of Sellers.

6.14 Custom Chassis Products.  ParentCo hereby consents to the following actions at Custom Chassis Products, LLC ("CCP") and shall, and shall cause its representatives on the board of managers of CCP to, support and take all actions reasonably necessary to complete the following as soon as reasonably practicable:  (1) the acquisition by Purchaser or one of its Affiliates and/or by one or more third parties approved by the board of managers of CCP of the machinery, equipment, tooling and other assets of CCP at a price equal to fair market value (as determined by the board of managers of CCP (and approved by the unitholders) or by an appraisal conducted by an independent appraisal or valuation firm selected by Purchaser) for cash or such other form of consideration as the board of managers of CCP may approve (and approved by the unitholders) and (2) following such acquisition, the orderly liquidation of CCP (including through a proceeding under Chapter 11 or Chapter 7, if requested by Purchaser).  The covenants contained in this Section 6.14 shall be binding on the Parties and shall remain in full force and effect regardless of whether or not the Closing occurs or the Parties' other obligations under the Agreement are terminated.

6.15 Insurance.  To the extent that any insurance policies owned or controlled by any Seller (collectively, the "Sellers' Insurance Policies") cover any loss, Liability, claim, damage or expense resulting from, arising out of, based on or relating to occurrences prior to the Closing and permit claims to be made thereunder with respect to such losses, Liabilities, claims, damages or expenses after the Closing (the "Seller Claims"), Purchaser shall have the right (but not the obligation) to submit and pursue Seller Claims under Sellers' Insurance Policies.

6.16 Separation of "Plant 50" Located at Elkhart, Indiana Facility.  Within fifteen (15) days following the date of this Agreement, the parties will agree in writing as to the separation of utilities serving the Acquired Owned Real Property in Elkhart, Indiana and the adjoining Owned Real Property in Elkhart, Indiana and the drainage and parking rights among such properties.  The parties agree that the costs associated with the foregoing activities shall be borne and timely paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.  To the extent Sellers are responsible for payment of amounts under this Section 6.16, Purchaser shall have the right to pay (on behalf of Sellers) any such amounts and deduct such amounts from the Purchase Price on a dollar-for-dollar basis.

All of covenants set forth in this Article VI and under Article XII shall survive the Closing.

ARTICLE VII

COVENANTS OF PURCHASER

7.1 Assumed Obligations.  Subsequent to the Closing, Purchaser agrees to be responsible for the payment and performance of the Assumed Obligations and shall indemnify and hold Sellers harmless with respect to the Assumed Obligations, including, without limitation, any loss, Liability, cost or expense (including, without limitation, legal fees and court costs) arising out of or in connection with, or otherwise relating to, the Assumed Obligations.

7.2 Further Assurances.  Purchaser shall execute such documents and take such further actions as may be reasonably required to carry out the provisions of this Agreement and the transactions contemplated hereby.  Purchaser shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Article IX of this Agreement, including, but not limited to, taking such commercially reasonable actions as are reasonably requested by Sellers to assist, subject to the terms and conditions hereof, in obtaining entry of the Sale Order and a finding of adequate assurance of future performance by Purchaser with respect to Assumed Executory Contracts, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court, and making witnesses available to testify for the purposes, among others, of providing necessary assurances of performance by Purchaser under this Agreement.

All of Purchaser's covenants set forth in this Article VII and under Article XII shall survive the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser under this Agreement are, at the option of Purchaser, subject to satisfaction of the following conditions precedent on or before the Closing Date.

8.1 Warranties True as of Both Present Date and Closing Date; Covenants.

(a) Each of the representations and warranties of Sellers contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date) with the same force and effect as though made on and as of the Closing Date except that those representations and warranties that are qualified by materiality, Material Adverse Effect, or similar phrases shall be true and correct in all respects; except, in all cases, for such failures to be true and correct which would not (x) be material to the Acquired Assets, taken as a whole, or any Critical Asset, (y) increase the scope or amount of the Assumed Obligations, or (z) be material to the ability of Purchaser to own and/or operate the Acquired Assets or the Business after the Closing (or materially increase Purchaser's costs in owning and/or operating the Acquired Assets or the Business after the Closing).

(b) Sellers shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date.

8.2 Bankruptcy Condition.

(a) The Bidding Procedures Order shall have been entered on the docket by the Clerk of the Bankruptcy Court as soon as practicable and no later than the twenty-first (21st) day after the date hereof.  The Sale Order shall have been entered on the docket by the Clerk of the Bankruptcy Court as soon as practicable thereafter and no later than the forty-fifth (45th) day following the date hereof and shall have become a Final Order.

(b) The Sale Order shall approve and authorize the assumption and assignment of the Assumed Executory Contracts and the Assumed Executory Contracts shall have been actually assumed and assigned to Purchaser such that the Assumed Executory Contracts will be in full force and effect from and after the Closing with non-debtor parties being barred and enjoined from asserting against Purchaser, among other things, defaults, breaches or claims of pecuniary losses existing as of the Closing or by reason of the Closing.

(c) The Bidding Procedures Order shall provide:

(i) If the transactions contemplated hereby are not consummated for any reason other than the material breach by Purchaser of this Agreement, Sellers shall immediately pay (in cash) to Purchaser an amount equal to the reasonable costs and out-of-pocket expenses incurred by Purchaser in connection with its legal, environmental, accounting and business due diligence and the preparation and negotiation of this Agreement up to a maximum aggregate amount of $1,250,000 (the "Expense Reimbursement") (with Sellers being jointly and severally liable for such payment);

(ii) In addition to the Expense Reimbursement, upon the first to occur of (i) the date any Seller consummates an Acquisition Proposal or (ii) the date any Seller consummates a plan under the Bankruptcy Code, Sellers shall immediately pay (in cash) to Purchaser, a breakup fee equal to $1,750,000 (the "Breakup Fee") with Sellers being jointly and severally liable for such payment); provided, however, that the Breakup Fee shall not be payable to Purchaser if a No Fee Event shall have occurred;

(iii) That Sellers are authorized without further Bankruptcy Court action to pay any amounts that become due and payable to Purchaser pursuant to this Agreement (including, without limitation, the Breakup Fee and Expense Reimbursement).  Any such amounts shall, pursuant to Section 364(c)(1) of the Bankruptcy Code, constitute a super-priority administrative expense in the Sellers' Chapter 11 Cases with priority over all administrative expenses of the kind specified in section 503(b) or 507(a) of the Bankruptcy Code.  In addition, upon the consummation of any Acquisition Proposal (whether pursuant to a plan of reorganization or otherwise), the Expense Reimbursement and Breakup Fee shall be payable from the proceeds received by the Sellers prior to any distribution thereof to the Sellers' secured lenders;

(iv) No party submitting any other offer to purchase the Acquired Assets or a Qualifying Bid shall be entitled to any expense reimbursement, breakup, or termination or similar fee or payment;

(v) Prior to receipt by a prospective Bidder of any information (including, but not limited to, business and financial information and access to representatives of Sellers) from Sellers, each Bidder (other than a secured lender submitting a credit bid who is subject to a confidentiality agreement in the applicable credit agreement) shall be required to execute an appropriate confidentiality agreement and deliver evidence reasonably satisfactory to Sellers establishing such potential Bidders' financial capability to timely consummate a purchase of the all the Acquired Assets;

(vi) As part of any Bid, each Bidder (other than a secured lender submitting a credit bid) shall submit a copy of this form of asset purchase agreement marked to show changes, along with any other bid package requirements to ParentCo and Purchaser, and place into escrow a cash deposit of no less than $2,500,000;

(vii) (A) a Bid will not be considered by Sellers as qualified for the Auction unless: (1) such Bid is for more than an amount equal to the aggregate of the sum of (a) the Cash Portion in cash and the assumption of the Assumed Obligations as provided herein, (b) $1,500,000 in cash, (c) the dollar value of the Breakup Fee in cash and (d) the dollar value of the Expense Reimbursement in cash; (2) such Bid is void of financing or due diligence contingencies of any kind or any other conditions precedent to such Person's obligation to purchase the Acquired Assets other than as may be included in this Agreement; (3) such Bid is received by Seller and Purchaser in writing on or prior to the sixth (6th) business day prior to the Sale Hearing, (4) such Bid provides for the immediate payment of the Breakup Fee and Expense Reimbursement to Purchaser from the first proceeds of the cash portion of the purchase price of such Bid or (5) the Person submitting such Bid has complied with Section 8.2(c)(v) and, to the extent that the purchase is to be financed with new debt and/or equity funding, has provided evidence of bona fide commitments therefore sufficient in the aggregate to finance the purchase contemplated thereby, including, without limitation, proof of deposit into escrow of no less than $2,500,000 in cash (each Bid which meets the foregoing criteria constitutes, as applicable, a "Qualifying Bid"); (B) any overbid Bids thereafter must be higher than the then existing lead Bid in increments of not less than $500,000 in cash, provided, however, that any overbid Bids by Purchaser thereafter shall only be required to be equal to the sum of (1) the then existing lead Bid plus (2) $500,000 less (3) the dollar value of the Breakup Fee less (4) the dollar value of the Expense Reimbursement; and (C) for all of the foregoing purposes, a secured lender may make a Qualified Bid and overbids for the collateral securing its Claims to the fullest extent permitted by Section 363(k) of the Bankruptcy Code, provided that such secured lender shall post a cash deposit equal to 5% of the excess of the amount of its Bid over the value of its credit bid and must provide for payment in cash at closing and/or the assumption of only (1) senior liens, (2) unpaid administrative priority expense claims of the Sellers, including the contingent or success fee payable upon the subject sale, (3) cash sufficient to pay the Breakup Fee and Expense Reimbursement and (4) amounts bid in excess of its secured claims or allocable to non-collateral.

(viii) If one or more Qualifying Bids are submitted in accordance with the Bidding Procedures Order, Sellers will conduct the Auction on the date within three (3) business days prior to the Sale Hearing.  At the Auction, Sellers shall have the right to select the highest and best Bid from Purchaser and any Person who submitted a Qualifying Bid pursuant to Section 8.2(c)(vii) (the "Highest and Best Bid"), which will be determined by considering, among other things: (A) the number, type and nature of any changes to this Agreement requested by each Bidder; (B) the extent to which such modifications are likely to delay closing of the sale of the Acquired Assets and the cost to Sellers of such modifications or delay; (C) the total consideration to be received by Sellers; (D) the likelihood of the Bidder's ability to close a transaction and the timing thereof; (E) the net benefit to the estate, taking into account Purchaser's rights to the Breakup Fee and Expense Reimbursement (for avoidance of doubt, Sellers hereby agree that the value attributed by Sellers to any Bid made by Purchaser at the Auction shall at least be equal to the sum of the following (1) the dollar value of the cash consideration contained in such Bid, (2) the dollar value of any additional consideration contained in such Bid, (3) the dollar value of the Breakup Fee, and (4) the dollar value of the Expense Reimbursement); and (F) any other matter as the Sellers' fiduciary duty may require; provided, however, that the Sellers may consult with their secured lenders and the Official Committee of Unsecured Creditors in making any such determination;

(ix) At the Auction, Purchaser shall have the right to (1) submit further Bids along with a markup of this Agreement and (2) at anytime, request that Sellers announce, subject to any potential new Bids, the then current Highest and Best Bid and, to the extent Purchaser requests, use reasonable efforts to clarify any and all questions Purchaser may have regarding Sellers announcement of the then current Highest and Best Bid;

(x) Only the Persons who submitted Qualifying Bids and Purchaser may participate in the Auction; and

(xi) Purchaser shall have standing to contest the fairness of the Auction, including, but not limited to, the Sellers' determination of the Highest and Best Bid.

(d) Notwithstanding Sections 8.2(a) and 10.1, nothing in this Agreement shall preclude Purchaser or Sellers from consummating the transactions contemplated herein if Purchaser, in its sole and absolute discretion, waives in writing the requirement that the Sale Order or any other Order shall have become Final Orders.  No notice of such waiver of this or any other condition to Closing need be given except to ParentCo, it being the intention of the parties hereto that Purchaser shall be entitled to, and is not waiving, the protection of Section 363(m) of the Bankruptcy Code, the mootness doctrine and any similar statute or body of law if the Closing occurs in the absence of Final Orders.

8.3 Real Estate Matters.

(a) At Closing, Purchaser shall have obtained, at its sole cost and expense, a commitment for a basic (not extended coverage) ALTA Owners Policy of Title Insurance for each Acquired Owned Real Property (the "Title Commitments") and a title insurance policy (the "Title Policies") issued by Chicago Title Company, First American Title Insurance Company or another title insurer satisfactory to Purchaser (the "Title Insurer"), in such amount as Purchaser determines to be the fair market value (including all improvements thereon), insuring Purchaser's interest in such parcel as of the Closing, subject only to the Permitted Liens and all pre-printed and/or standard exceptions or exclusions from coverage without any additional endorsements or coverages; provided, that Purchaser shall use commercially reasonable efforts to obtain the Title Policies, including payment of all premiums therefor.

(b) Purchaser shall have approved all of the easements, agreements, subdivisions and all other documents and instruments related to the separation of the Acquired Owned Real Property located in Elkhart, Indiana from the remainder of the Owned Real Property located in Elkhart, Indiana.

8.4 Material Adverse Change.  There shall not have occurred a Material Adverse Change since the filing of the Chapter 11 Cases.

8.5 Litigation.  No Proceedings shall be pending before and no Order shall have been issued by any Governmental Authority that could reasonably be expected to (i) prevent or prohibit the sale of the Acquired Assets to Purchaser or the performance of the material obligations of the parties under this Agreement (or result in material damages to Purchaser or any of its Affiliates as a result thereof), (ii) cause the transactions to be rescinded following the consummation thereof, (iii) materially modify the terms of the transactions contemplated by this Agreement or result in the imposition of material liability on the Purchaser or its Affiliates or (iv) have a material adverse effect on the Purchaser's ownership or operation of the Business after the Closing Date.

8.6 Approvals.  All authorizations, consents, filings and approvals from Governmental Authorities necessary to permit Sellers to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance, reasonably satisfactory to Purchaser, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.  All terminations or expirations of waiting periods imposed (and any extension thereof) by any Governmental Authority necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

8.7 Permits and Third-Party Consents.  Purchaser shall have obtained the material Permits and licenses necessary to operate the Business following the Closing, and the Third-Party consents set forth on Schedule 8.7 attached hereto.

8.8 Rejection of Dealer Agreements.  Sellers have filed a motion with the Bankruptcy Court to reject all dealer agreements related to the Business and all other Contracts listed on Schedule 8.8 (the "Rejection Motion"), and the Bankruptcy Court has issued an Order approving such Rejection Motion.

8.9 Access Agreement.  The appropriate Seller or Sellers shall have executed and delivered to Purchaser the Access Agreement, and such Access Agreement shall be in full force and effect as of the Closing.

8.10 Closing Deliveries.  Sellers shall have delivered to Purchaser (i) a certificate signed by each Seller, dated the date of the Closing Date, (in form and substance reasonably satisfactory to Purchaser) certifying that the conditions specified in Sections 8.1 through 8.9 have been satisfied as of the Closing; (ii) certified copies of the resolutions of the each Seller's board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; (iii) originals (or, to the extent originals are not reasonably available, copies) of all Assumed Executory Contracts (together with all amendments, supplements or modifications thereto); and (iv) all of the closing deliveries set forth in Section 10.2.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement are, at the option of Sellers, subject to the satisfaction of the following conditions precedent on or before the Closing Date.

9.1 Warranties True as of Both Present Date and Closing Date.  The representations and warranties of Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date in all material respects) with the same force and effect as though made by Purchaser on and as of the Closing Date, except those qualified by materiality shall be true and correct in all respects.  Purchaser shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

9.2 Bankruptcy Court Approval.  The Bankruptcy Court shall have entered an order approving of the execution of this Agreement by Sellers and of the consummation by Sellers of the transactions contemplated herein that is not subject to Rule 6004(h) and Rule 6006(d) of the Federal Rules of Bankruptcy Procedure.

9.3 Litigation.  No Proceedings shall be pending before and no Order shall have been issued by any Governmental Authority that could reasonably be expected to (i) prevent or prohibit the performance of the material obligations of the parties under this Agreement, (ii) cause the transactions to be rescinded following the consummation thereof, or (iii) materially modify the terms of the transactions contemplated by this Agreement.

9.4 Consideration.  Purchaser shall have delivered to Sellers an amount in cash equal to the Cash Portion, as set forth on the Purchase Price Calculation.

9.5 Approvals.  All authorizations, consents, filings and approvals from Governmental Authorities necessary to permit Purchaser to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Sellers, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.  All terminations or expirations of waiting periods (and any extension thereof) imposed by any Governmental Authority necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

9.6 License Agreements.

(a) If the Closing occurs prior to the sale of the Roadmaster Cargo Trailer Business, Purchaser or the appropriate Affiliate thereof shall have executed and delivered to Roadmaster LLC a trademark license for the "Roadmaster" and "R-Sport" trademarks in the form of Exhibit C attached hereto (the "Roadmaster Trademark License Agreement"), and such Roadmaster Trademark License Agreement shall be in full force and effect as of the Closing.

(b) If the Closing occurs prior to the sale of the Motorhomes Resort Business, Purchaser or the appropriate Affiliate thereof shall have executed and delivered to Sellers or an Affiliate thereof a trademark license for the "Signature Resorts Design" trademarks in the form of Exhibit D attached hereto (the "Signature Resorts Design License Agreement"), and such Signature Resorts Design License Agreement shall be in full force and effect as of the Closing.

9.7 Closing Deliveries.  Purchaser shall have delivered to Sellers (i) a certificate signed by Purchaser, dated the date of the Closing (in form and substance reasonably satisfactory to Sellers) certifying that the conditions specified in Section 9.1 through Section 9.3 above have been satisfied as of the Closing; (ii) certified copies of the resolutions of Purchaser's board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; and (iii) all of the closing deliveries set forth in Section 10.3.

ARTICLE X

CLOSING

10.1 Closing.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transaction contemplated by this Agreement (the "Closing") will take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle Street, Chicago, IL 60654 at 10:00 A.M. Central Standard Time no later than the first business day after the date on which the conditions set forth in Article VIII and Article IX have been satisfied or waived in writing; or on such other date or place as Purchaser and ParentCo may determine (the "Closing Date").

10.2 Deliveries by Sellers.  At the Closing, Sellers shall deliver or procure delivery to Purchaser of:

(a) physical manifestations of all material Company Intellectual Property, including software, that is not located at an Acquired Owned Real Property and including Intellectual Property applications, registrations and information related thereto;

(b) one or more bills of sale, in the form attached hereto as Exhibit E, conveying in the aggregate all of the owned personal property of Sellers included in the Acquired Assets, duly executed by Sellers;

(c) one or more assignments and assumptions of the Assumed Obligations, in the form attached hereto as Exhibit F (collectively, the "Assignment and Assumption"), duly executed by the relevant Seller or Sellers;

(d) duly executed Intellectual Property assignments in the forms attached hereto as Exhibit G each in recordable form to the extent necessary to assign such rights;

(e) an affidavit from each Seller (or, with respect to any Seller treated as a disregarded entity for federal income tax purposes, the Person treated as the owner of such Seller's assets for such purposes), dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating such Person's taxpayer identification number and that such Person is not a foreign person pursuant to Section 1445(b)(2) of the Code;

(f) special warranty or limited warranty deeds (as may be applicable) with respect to each Acquired Owned Real Property, in form and substance reasonably satisfactory to Purchaser, subject only to the Permitted Liens;

(g) certificates of title and title transfer documents to all titled motor vehicles; and

(h) an assignment and assumption agreement with respect to Sellers' Permits and warranties in form and substance reasonably acceptable to Purchaser, whereby Sellers shall assign to Purchaser all of their respective rights in and to any Permits and warranties relating (directly or indirectly) to the Acquired Assets or the Business, to the extent such Permits and warranties are assignable.

10.3 Deliveries by Purchaser.  At the Closing, Purchaser will deliver to Sellers (A) the Assignment and Assumption duly executed by Purchaser, and (B) an amount in cash equal to the Cash Portion, in the amount set forth on the Purchase Price Calculation payable in the manner set forth in a Distribution of Proceeds Schedule consistent with the terms of this Agreement and to be developed by ParentCo and Purchaser and attached to this Agreement on or prior to April 29, 2009 (the "Distribution of Proceeds Schedule").

10.4 Form of Instruments.  To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Purchaser and ParentCo.

ARTICLE XI

TERMINATION; TERMINATION PAYMENT

11.1 Termination.  This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written agreement of Purchaser and ParentCo (on behalf of itself and Sellers);

(b) by either Purchaser or ParentCo (on behalf of itself and Sellers) if there shall be in effect a Final Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(c) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach or misrepresentation of any of the representations or warranties or a breach of any of the covenants set forth in this Agreement on the part of ParentCo that results in the conditions set forth in Section 8.1 not being satisfied, which breach is not cured within thirty (30) days following written notice to ParentCo;

(d) by ParentCo (on behalf of itself and Sellers) (provided that ParentCo is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach or misrepresentation of any of the representations or warranties or a breach of any of the covenants set forth in this Agreement on the part of Purchaser that results in the conditions set forth in Section 9.1 not being satisfied, which breach is not cured within thirty (30) days following written notice to Purchaser;

(e) by Purchaser if any Seller (i) seeks or supports Bankruptcy Court approval of an Acquisition Proposal (other than to or by Purchaser) or (ii) executes and delivers an agreement or understanding of any kind with respect to an Acquisition Proposal;

(f) by Purchaser or ParentCo (on behalf of itself and Sellers) if the Bankruptcy Court enters an order approving any Acquisition Proposal (other than the sale of the Business and the Acquired Assets to Purchaser);

(g) by Purchaser on any day on or after the fiftieth (50th) day following the date hereof if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchaser and ParentCo (on behalf of itself and Sellers) in writing), unless the Closing has not occurred due to a material failure of Purchaser to perform or observe its agreement as set forth in this Agreement required to be performed or observed by it on or before the Closing Date; provided, however, that Purchaser shall have the right to extend the fiftieth (50th) day referenced above to any day on or prior to the seventy-fifth (75th) day following the date hereof (such fiftieth (50th) day, as may be extended by Purchaser up to the seventy-fifth (75th) day, being referred hereto as the "Drop Dead Date") if Purchaser certifies in writing on or prior to such fiftieth (50th) day that Purchaser is ready, willing and able to close the transactions contemplated in this Agreement except for Sellers' failure to meet one or more of the closing conditions set forth in Article VIII (which such conditions shall also be specified in writing with reasonable detail to permit Sellers to identify what action, if any, are required in order to satisfy such condition or conditions);

(h) by ParentCo (on behalf of itself and Sellers) on any day on or after the Drop Dead Date if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchaser and ParentCo (on behalf of itself and Sellers) in writing), unless the Closing has not occurred due to a material failure of any Seller to perform or observe its agreement as set forth in this Agreement required to be performed or observed by it on or before the Closing Date.

11.2 Breakup Fee and Expense Reimbursement.

(a) If the transactions contemplated hereby are not consummated for any reason, Sellers shall immediately pay (in cash) to Purchaser the Expense Reimbursement; provided, however, that the Expense Reimbursement shall not be payable to Purchaser if this Agreement is terminated pursuant to Section 11.1(a), Section 11.1(d) or Section 11.1(g).

(b) In addition to the Expense Reimbursement, if (i) this Agreement is terminated pursuant to Section 11.1(e) or Section 11.1(f) (or if, at or prior to the time at which notice of termination under Section 11.1(c) is given, an Acquisition Proposal has been made) and (ii) (A) any Seller consummates an Acquisition Proposal or (B) any Seller consummates a "plan" pursuant to the Bankruptcy Code pursuant to which an Acquisition Proposal would be consummated, then Sellers, joint and severally, shall pay (in cash) to Purchaser the amount of the Breakup Fee.  The Breakup Fee and the Expense Reimbursement shall be paid immediately upon the consummation of any such Acquisition Proposal or plan from the proceeds received by the Sellers prior to any distribution thereof to the Sellers' secured lenders.

(c) Sellers' obligation to pay the Breakup Fee and the Expense Reimbursement pursuant to this Section 11.2 shall survive termination of this Agreement.  Sellers are authorized without further Bankruptcy Court action to pay any amounts that become due and payable to Purchaser pursuant to this Agreement (including, without limitation, the Breakup Fee and Expense Reimbursement).  Any such amounts shall, pursuant to Section 364(c)(1) of the Bankruptcy Code, constitute a super-priority administrative expense in the Sellers' Chapter 11 Cases with priority over all administrative expenses of the kind specified in section 503(b) or 507(a) of the Bankruptcy Code.  In addition, upon the consummation of any Acquisition Proposal (whether pursuant to a plan of reorganization or otherwise), the Expense Reimbursement and Breakup Fee shall be payable from the proceeds received by the Sellers prior to any distribution thereof to the Sellers' secured lenders.

11.3 Effect of Termination or Breach.  If the transactions contemplated hereby are not consummated (a) this Agreement shall become null and void and of no further force and effect, except (i) for this Section 11.3, (ii) for the provisions of Sections 11.2 (Breakup Fee and Expense Reimbursement), 13.1 (Expenses), 13.7 (Submission to Jurisdiction), 13.8 (Governing Law), 13.9 (Binding Nature; Assignment), 13.10 (No Third Party Beneficiary), 13.11 (Construction) hereof and 6.14 (Custom Chassis Products), and (iii) that the termination of this Agreement for any cause shall not relieve any party hereto from any Liability which at the time of termination had already accrued to any other party hereto or which thereafter may accrue in respect of any act or omission of such party prior to such termination; (b) in the event this Agreement is terminated in accordance with its terms, the payment of the Breakup Fee and Expense Reimbursement shall be sole and exclusive remedy (as liquidated damages) of Purchaser; (c) in the event this Agreement is terminated by Sellers pursuant to Section 11.1(d), Purchaser shall indemnify Sellers for any actual damages suffered by Sellers up to an amount not to exceed $4,000,000 ($4,000,000 being the maximum liability of Purchaser to Sellers, any of their Affiliates or any Third Party under or in connection with this Agreement, whether in contract or tort, under any statute, rule or regulation or otherwise), and (d) if this Agreement is terminated for any reason other than termination of this Agreement by Sellers pursuant to Section 11.1(d), Sellers shall not be entitled to any damages, losses, or payment from Purchaser, and Purchaser shall have no further obligation or Liability of any kind to Sellers, any of their Affiliates, or any Third Party under or in connection with this Agreement (whether in contract or tort, under statute, rule, Regulation or otherwise).

ARTICLE XII

ADDITIONAL POST-CLOSING COVENANTS

12.1 Employees.

(a) Immediately prior to the Closing, the employment of all of the employees of Sellers applicable to the Business shall be terminated by the applicable Seller, and all such employees shall have the right to apply for employment with Purchaser.  Sellers recognize that Purchaser intends to make offers of employment to certain employees of Sellers, on terms and conditions of employment that may be different from those provided by Sellers, and that it is uncertain how many employees of Sellers will accept employment with Purchaser.  The number of offers of employment made by Purchaser, and the terms and conditions of such offers, shall be determined by Purchaser in its sole discretion and in accordance with applicable law.  Sellers shall be responsible for (and Sellers shall jointly and severally indemnify and hold Purchaser harmless from and against), any and all wages, bonuses, commissions, employee benefits, retention or stay bonus arrangements, and other compensation (including all obligations under any Employee Benefit Plans) due to the employees of Sellers arising out of their employment with Sellers prior to and as of the Closing.

(b) Purchaser and Sellers acknowledge and agree that nothing contained in this Agreement shall confer upon any Rehired Employee any right with respect to continuance of employment by Purchaser, nor shall anything herein interfere with the right of Purchaser to terminate the employment of any Rehired Employees at any time, with or without notice, or restrict Purchaser, in the exercise of its business judgment in modifying any of the terms or conditions of employment of the Rehired Employees after the Closing.

12.2 Employee Benefit Plans.

(a) Purchaser shall not assume any Employee Benefit Plans or any obligation or Liability thereunder and Purchaser shall provide benefits to those Rehired Employees as of or after the Closing as Purchaser, in its sole discretion, shall determine.  Sellers shall jointly and severally indemnify, defend and hold harmless Purchaser from and against any and all obligations, Claims, or Liabilities under any Benefit Plans to which Sellers or any ERISA Affiliate have any actual or potential Liability.  With respect to all claims by current and former employees of Sellers arising prior to or as of the Closing Date under any Employee Benefit Plans, whether insured or otherwise (including, but not limited to, life insurance, medical and disability programs), Sellers shall, at their own expense, honor or cause their respective insurance carriers to honor such claims, whether made before or after the Closing, in accordance with the terms and conditions of such Employee Benefit Plans without regard to the employment by Purchaser of any such employees after the Closing.

(b) Sellers shall be responsible for all health and welfare claims incurred at any time under any Former Plan and any other health and welfare plan maintained by Sellers and their ERISA Affiliates, regardless of when such claim was incurred.  Sellers shall be solely responsible for satisfying the COBRA notice and continuation coverage requirements for all current and former employees (and their eligible dependents) who are entitled to elect COBRA coverage on account of a qualifying event occurring at any time (i.e., prior to, on or after Closing); except that Purchaser shall be responsible for satisfying the COBRA notice and continuation coverage requirements for Rehired Employees (and their eligible dependents) who are entitled to elect COBRA coverage on account of a qualifying event occurring after the Closing Date.

(c) Notwithstanding anything set forth in this Article XII, nothing contained herein, whether express or implied, (i) shall be treated as an amendment or other modification of any employee benefit plan maintained by Purchaser or its Affiliates, or (ii) shall limit the right of Purchaser or its Affiliates to amend, terminate or otherwise modify any employee benefit plan following the Closing.

12.3 Sellers' Cooperation in Hiring of Employees.  Sellers shall cooperate with Purchaser and shall permit Purchaser a reasonable period prior to the Closing Date (i) to meet with employees of Sellers (including managers and supervisors) at such times as Purchaser shall reasonably request, (ii) to speak with such employees' managers and supervisors (in each case with appropriate authorizations and releases from such employees) who are being considered for employment by Purchaser, (iii) to distribute to such employees of Sellers such forms and other documents relating to potential employment by Purchaser after the Closing as Purchaser may reasonably request, and (iv) to permit Purchaser's counsel, upon request, to review personnel files and other relevant employment information regarding employees of Sellers.

12.4 WARN Act.  In respect of notices and payments relating to events occurring on or prior to the Closing, Sellers shall be jointly and severally responsible for and assume (based on the bankruptcy claim priority otherwise applicable and without elevating the bankruptcy priority thereof by such assumption) all Liability for (and Sellers shall jointly and severally indemnify and hold Purchaser harmless from and against) any and all notices, payments, fines or assessments due to any Person or Government Authority, pursuant to any applicable Regulation with respect to the employment, discharge or layoff of employees by Sellers as of or before the Closing, including but not limited to the WARN Act.  Likewise, in respect of notices and payments relating to events occurring after the Closing, Purchaser shall be responsible and assume (and shall indemnify and hold Sellers harmless from and against) all Liability for any and all notices, payments, fines or assessments due to any Person or Government Authority, pursuant to the WARN Act, with respect to the employment, discharge or layoff of Rehired Employees after the Closing; provided, however, that such indemnification obligation by Purchaser shall arise only if Sellers on or before the Closing have provided to Purchaser a list of employees, by location, laid off or terminated by Sellers in the ninety (90) day period preceding the Closing.  For the avoidance of doubt, Sellers shall be jointly and severally responsible for and assume (based on the bankruptcy claim priority otherwise applicable and without elevating the bankruptcy priority thereof by such assumption) all Liability for (and Sellers shall jointly and severally indemnify and hold Purchaser harmless from and against) any and all notices, payments, fines or assessments due to any Person or Government Authority, pursuant to the WARN Act, with respect to any actions or omissions of Sellers on or after the Closing affecting any employees of Sellers who do not become Rehired Employees.

12.5 Joint Post-Closing Covenant of Purchaser and Sellers.  Purchaser and Sellers jointly covenant and agree that, from and after the Closing Date, Purchaser and Sellers will each use commercially reasonable efforts to cooperate with each other in connection with any action, suit, proceeding, investigation or audit of the other relating to (a) the preparation of an audit of any Tax Return of any Seller or Purchaser for all periods prior to or including the Closing Date and (b) any audit of Purchaser and/or any audit of any Seller with respect to the sales, transfer and similar Taxes imposed by the laws of any state or political subdivision thereof, relating to the transactions contemplated by this Agreement.  In furtherance hereof, Purchaser and Sellers further covenant and agree to promptly respond to all reasonable inquiries related to such matters and to provide, to the extent reasonably possible, substantiation of transactions and to make available and furnish appropriate documents and personnel in connection therewith.  All costs and expenses incurred in connection with this Section 12.5 referred to herein shall be borne by the party who is subject to such action.

12.6 Certain Consents.  If a consent of a Third Party which is required in order to assign any Acquired Asset (or Claim, right or benefit arising thereunder or resulting therefrom) is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the ability of any Seller to convey its interest in question to Purchaser, Sellers will cooperate with Purchaser and use commercially reasonable efforts in any lawful arrangement to provide that Purchaser shall receive the interests of any Seller in the benefits of such Acquired Asset.  If any consent or waiver is not obtained before the Closing Date and the Closing is nevertheless consummated, each Seller agrees to continue to use commercially reasonable efforts to obtain all such consents as have not been obtained prior to such date.

12.7 Name Changes.  Except as expressly permitted in the Roadmaster Trademark License Agreement or the Signature Resorts Design License Agreement, Sellers shall not, and shall cause their Affiliates not to, use or license or permit any third party to use any trademark, service mark, logo, slogan, trade name, corporate name or Internet domain name that is likely to cause confusion with the trademarks set forth on Schedule 4.19(a) or that includes, or is similar or deceptively similar to, the name "Monaco," "Bison," "R-Vision," or "Roadmaster" (collectively, the "Monaco Marks").  Within ten (10) days following the Closing Date, Sellers shall file, and shall cause their Affiliates to file, all documentation necessary to change their respective corporate names  so as to comply with the requirements of this Section 12.7 and shall, and shall cause their Affiliates to, remove from their respective assets, properties, stationery, literature and Internet website any and all Monaco Marks except as expressly permitted in the Roadmaster Trademark License Agreement or the Signature Resorts Design License Agreement.  In the event that Sellers or their Affiliates breach this Section 12.7, Purchaser shall be entitled to specific performance of this Section 12.7 and to injunctive relief against further violations, as well as any other remedies at law or in equity available to Purchaser.

12.8 Assignment of Domain Names.  After the date hereof and for a period of thirty (30) days after the Closing Date, Sellers shall grant to Purchaser access to Sellers' administrative contact for Sellers' domain names and make such person available to Purchaser and its representatives and agents to effectuate the transfer to Purchaser of the domain names which constitute an Acquired Asset hereunder.

12.9 Access to Information.  For a period of twenty-four (24) months after the Closing Date (or such shorter period as Sellers maintain their corporate existence), each party and their representatives shall have reasonable access  to, and each shall have the right to photocopy, all of the Books and Records relating to the Business or the Acquired Assets, including all employee records or other personnel and medical records required by law, legal process or subpoena, in the possession of the other party to the extent that such access may reasonably be required by such party in connection with the Assumed Obligations or the Unassumed Liabilities, or other matters relating to or affected by the operation of the Business and the Acquired Assets.  Such access shall be afforded by the party in possession of such Books and Records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any party or its Affiliates, (B) no party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (C) no party need supply the other party with any information which such party is under a legal obligation not to supply.  The party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 12.9.

12.10 Tax Matters.  Purchaser shall within 120 days after the Closing Date prepare and deliver to Sellers a schedule allocating the Purchase Price (plus any Cure Payments made by Purchaser on behalf of Sellers and any other items that are required for federal income tax purposes to be treated as part of the purchase price, but excluding any Assumed Obligations that are or would be expected to give rise to Purchaser's current deductions or capitalized expenditures for tax purposes after the Closing Date) among the respective Sellers and the Acquired Assets (such schedule, the "Allocation").  Purchaser and Sellers shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation, and shall take no position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any Governmental Authority or any other proceeding).  Purchaser and Sellers shall cooperate in the filing of any forms (including Form 8594 under Section 1060 of the Code) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the Purchase Price.  If and to the extent the parties are unable to agree on such Allocation, the parties shall retain the Valuation Firm to resolve such dispute.  Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 12.10 shall survive the Closing without limitation.

12.11 Confidentiality.  After the Closing, each Seller shall maintain as confidential and shall not use or disclose (except as required by law or as authorized in writing by Purchaser) any Confidential Information.  Each  Seller further agrees to take all appropriate steps (and to cause each of its Affiliates to take all appropriate steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.  In the event any Seller is required by law to disclose any Confidential Information, such Party shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to preserve the confidentiality of such information consistent with applicable law.

ARTICLE XIII

MISCELLANEOUS

13.1 Expenses.

(a) Except as provided in Sections 11.2 hereof, each party hereto shall bear its own costs and expenses, including attorneys' fees, with respect to the transactions contemplated hereby.  Notwithstanding the foregoing, in the event of any action or proceeding to interpret or enforce this Agreement, the prevailing party in such action or proceeding (i.e., the party who, in light of the issues contested or determined in the action or proceeding, was more successful) shall be entitled to have and recover from the non-prevailing party such costs and expenses (including, without limitation, all court costs and reasonable attorneys' fees) as the prevailing party may incur in the pursuit or defense thereof.

(b) The parties hereto agree that if any claims for commissions, fees or other compensation, including, without limitation, brokerage fees, finder's fees, or commissions are ever asserted against Purchaser or Sellers in connection with this transaction, all such claims shall be handled and paid by the party whose actions form the basis of such claim and such party shall indemnify (with counsel reasonably satisfactory to the party(ies) entitled to indemnification) and hold the other harmless from and against any and all such claims or demands asserted by any Person, firm or corporation in connection with the transaction contemplated hereby.

13.2 Amendment.  This Agreement may not be amended, modified or supplemented except by a written instrument signed by ParentCo (on behalf of itself and Sellers) and Purchaser.

13.3 Notices.  All notices, requests, demands and other communications permitted or required to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed conclusively to have been given (i) when personally delivered, (ii) when sent by facsimile (with hard copy to follow) during a business day (or on the next business day if sent after the close of normal business hours or on any non-business day), (iii) when sent by electronic mail (with hard copy to follow) during a business day (or on the next business day if sent after the close of normal business hours or on any non-business day), (iv) one (1) business day after being sent by reputable overnight express courier (charges prepaid), or (v) three (3) business days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, requests, demands and communications to the parties shall be sent to the addresses indicated below:

To Sellers:	Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
Attn: Chief Executive Officer
Fax: (541) 302-3800
E-mail: kay.toolson@monacocoach.com

with copies to:	Wilson Sonsini Goodrich & Rosati, P.C.
One Market Street
Spear Tower, Suite 3300
San Francisco, CA 94105
Attn: Robert T. Ishii
Fax: (415) 947-2099
E-mail: rishii@wsgr.com

and	Pachulski Stang Ziehl & Jones LLP
919 North Market Street, 17th Floor
Wilmington, DE 19899-8705
Attn: Laura Davis Jones
Fax: (302) 652-4400
E-mail: ljones@pszjlaw.com

To Purchaser, to:	Navistar, Inc.
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
Attn.: General Counsel
Fax: (630) 753-2261
Email: steven.covey@navistar.com

and	Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attn: Keith S. Crow, P.C.
Fax: (312) 862-2200
E-mail: keith.crow@kirkland.com

13.4 Waivers.  The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing by ParentCo, in the case of a waiver by any Seller, or Purchaser, in the case of any waiver by Purchaser, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach of other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

13.5 Electronic Delivery; Counterparts.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument.  Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto, each other party hereto or thereto shall re-execute the original form of this Agreement and deliver such form to all other parties.  No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

13.6 Headings.  The headings preceding the text of the Articles and Sections of this Agreement and the Exhibits and the Schedules are for convenience only and shall not be deemed part of this Agreement.

13.7 SUBMISSION TO JURISDICTION.  THE PARTIES HEREBY AGREE THAT ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS, AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED HEREIN SHALL BE FILED AND MAINTAINED ONLY IN THE BANKRUPTCY COURT, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF SUCH COURT; PROVIDED, HOWEVER, THAT IF THE CHAPTER 11 CASES HAVE CLOSED, THE PARTIES AGREE THAT ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED HEREIN SHALL BE FILED AND MAINTAINED IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND ANY APPELATE COURT THEREOF AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF SUCH COURT.

13.8 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

13.9 Binding Nature; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other parties (which shall not be unreasonably withheld or delayed); except (i) that Purchaser may assign, in whole or in part, any of its rights and obligations hereunder to (x) any Affiliate or Subsidiary of Purchaser (whether wholly owned or otherwise), (y) to its lender(s) and, (z) following the Closing, in whole or in part to any successor-in-interest to any Person acquiring all or any portion of the Business or the Acquired Assets; (ii) the rights and interests of Sellers hereunder may be assigned to a trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code; (iii) this Agreement may be assigned to any entity appointed as a successor to Sellers pursuant to a confirmed Chapter 11 plan; and (iv) as otherwise provided in this Agreement.  Sellers hereby agree that Purchaser may grant a security interest in its rights and interests hereunder to its lenders, and Sellers will sign a consent with respect thereto if so requested by Purchaser or its lender, and that the terms of this Agreement shall be binding upon any subsequent trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code.

13.10 No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and nothing contained herein, express or implied, is intended to confer on any Person other than the parties hereto or their successors and permitted assigns, any rights, remedies, obligations, Claims, or causes of action under or by reason of this Agreement.

13.11 Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any party.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and Regulations promulgated thereunder, unless the context requires otherwise.

13.12 Public Announcements.  Except as required by law or in connection with the Chapter 11 Cases, neither Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto relating to the contents and manner of presentation and publication thereof, which approval will not be unreasonably withheld, delayed or conditioned.  Prior to making any public disclosure required by applicable law, the disclosing parties shall give the other party a copy of the proposed disclosure and reasonable opportunity to comment on the same.  Notwithstanding the foregoing, Purchaser shall not be restricted from making any public announcements or issuing any press releases after the Closing.  Notwithstanding anything herein to the contrary, each Seller and Purchaser agree (on behalf of itself and each Affiliate and Person acting on behalf of it) that each party hereto (and each employee, representative, and other agent of any party hereto) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to any party hereto or any Person relating to such Tax treatment and Tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.  Each Seller and Purchaser agree that the authorization contained in the immediately preceding sentence is not intended to permit disclosure of any other information, including, without limitation, (i) any portion of any materials to the extent not related to the Tax treatment or Tax structure of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the Tax treatment or Tax structure of the transaction), or (v) any other term or detail not relevant to the Tax treatment or the Tax structure of the transaction.

13.13 Entire Understanding.  This Agreement, the Exhibits and the Schedules set forth the entire agreement and understanding of the parties hereto in respect to the transactions contemplated hereby and the Agreement, the Exhibits and the Schedules supersede all prior agreements, arrangements and understandings relating to the subject matter hereof and are not intended to confer upon any other Person any rights or remedies hereunder.

13.14 Closing Actions.  All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing).

13.15 Conflict between Transaction Documents.  The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement or document referred to herein, this Agreement shall govern and control.

13.16 Survival.  The representations and warranties of Sellers and Purchaser contained in this Agreement or in any instrument delivered in connection herewith shall not survive the Closing.  All covenants and agreements herein that are contemplated by this Agreement to be performed after the Closing shall survive the Closing.

13.17 Guaranty by Navistar, Inc.

(a) Guarantor hereby agrees to make funds available to Purchaser to pay the Purchase Price at Closing.

(b) Guarantor hereby guarantees all obligations of Purchaser under this Agreement (the "Obligations").  Guarantor agrees that its guarantee obligation shall not be released or discharged, in whole or in part, or otherwise affected by (i) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with this Agreement hereof or any other agreement executed by Purchaser in connection with the Obligation; (ii) any change in the corporate existence, structure or ownership of Purchaser; or (iii) the existence of any claim, set-off or other right which Guarantor may have at any time against Purchaser, whether in connection with the Obligations or otherwise.  Guarantor waives promptness, diligence, notice of the acceptance of the Obligations and all suretyship defenses generally; provided that Guarantor shall retain and have the benefit of, and shall be entitled to assert, all defenses to the payment of the Obligations that are available to Purchaser.

*           *           *           *           *

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed and delivered on the date first above written.

PURCHASER:

Workhouse International Holding Company, a
Delaware Corporation

By:	/s/ David W. Tarrant
Name:	David W. Tarrant
Its:	President and CEO

GUARANTOR

Solely for purposes of Section 13.17 only:
Navistar, Inc., a Delaware Corporation

By:	/s/ Richard C. Tarapchak
Name:	Richard C. Tarapchak
Its:	Vice President

SELLERS:

Monaco Coach Corporation, a Delaware
Corporation

By:	/s/ Kay Toolson
Name:	Kay Toolson
Its:	Chairman and Chief Executive Officer

R-Vision Holdings LLC, a Delaware Limited
Liability Company

By:	/s/ P. Martin Daley
Name:	P. Martin Daley
Its:	Vice President

Signature Page to Asset Purchase Agreement

R-Vision, Inc., an Indiana Corporation

By:	/s/ P. Martin Daley
Name:	P. Martin Daley
Its:	Vice President

R-Vision Motorized, LLC, an Indiana Limited
Liability Company

By:	/s/ P. Martin Daley
Name:	P. Martin Daley
Its:	Vice President

Bison Manufacturing, LLC, an Indiana Limited
Liability Company

By:	/s/ P. Martin Daley
Name:	P. Martin Daley
Its:	Vice President

Roadmaster LLC, an Indiana Limited
Liability Company

By:	/s/ P. Martin Daley
Name:	P. Martin Daley
Its:	Vice President

Signature Page to Asset Purchase Agreement